Dow Jones & Company Annual Report 2006



P.E. ARS
12/31/06
1-7564
RECD S.E.C.
MAR 1 9 2007
1088







Content

whenever wherever however

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

At Dow Jones, it is our vision to be the world's best provider of business and related content. To get there, we are committed to delivering excellent journalism, insight, data and technology to cut through today's information overload – whenever, wherever, however.



Content that provides insight.

Content that asks "how" and "why."

Content that sheds light on what's important and goes beyond reporting what happened yesterday.





Dear Fellow Shareholders:

Content is the compelling and defining difference for Dow Jones.

Amid rapid change at Dow Jones, amid revolutionary advances in technology, amid the cyclical peaks and valleys and the fundamental shifts in the media business, content is the unique proposition on which we base our business. It is the foundation for confidence in our ability to thrive in this new media environment.

Content is the news, insight, data, information and tools that comprise our products. It's words on paper. It's words over the Web. It's real-time reports and historical collections. It's the analysis of market data. It's the ability to plumb an archive to reveal the right fact at the right moment. At Dow Jones, content is what we do. Our aim, always, is to do it best, delivering differentiated, indispensable content wherever, whenever and however our readers and other customers want it.

Creating great content by itself isn't a formula for business success. Never has this been more true than now when new technology and resultant new competition provide ever more choices for readers and customers.

To keep pace, we are transforming Dow Jones. Simply put, we believe we will win by transforming from a publishing company heavily reliant on traditional print publishing to a more diversified content-driven media company serving the needs of customers across all consumer and enterprise media channels – print, online, mobile or otherwise. Our goal is to encourage customers to view us as a vital information franchise and to use our products and services across all channels. That's how we'll serve them best and where we'll extract for the company and its customers, investors and employees the greatest value.

To do so, we're strengthening our organizational structure, people and business processes, innovating new offerings, developing new revenue streams, retooling our cost structure and repositioning our portfolio to focus on faster-growing and higher-margin media segments. So far it's working, as evidenced by our strong, industry-bucking results in 2006 and expectations for 2007, driven in large part by a five-plank transformation plan.

The critical first plank was to put in place the **right organizational structure**. In February, we installed a new corporate structure, one that grouped our businesses around franchises, markets and customers rather than the former focus on channels of distribution. In doing so, we increased the opportunity for collaboration and efficiency among related products. That effort also allowed us to trim $15 million in annual costs.

Financial Highlights

- Total revenues increased 6.6%
- Operating income before special items rose 37.4%* (8.8% including special items)
- Earnings per share before special items were up 13.3%* (533% including special items)

Total Revenue *(in millions)*



Earnings Per Share



Earnings Per Share Before Special Items*



* These items are identified within the section "Certain Items Affecting Comparisons" of the Management Discussion and Analysis.

Dow Jones now has three principal business units. Consumer Media brings together franchises such as The Wall Street Journal, Barron's and MarketWatch in a single unit targeting individuals and the products that serve them. Enterprise Media addresses the business information needs of business customers with key products and services such as Dow Jones Newswires, Factiva, Dow Jones Licensing Services, Dow Jones Indexes and Dow Jones Financial Information Services. The third segment is Local Media, which includes the group of Ottaway media franchises.

With the right structure, we also added new talent to the organization. Bringing in Clare Hart to run our Enterprise Media Group, Bill Plummer as chief financial officer, Ann Sarnoff to lead new venture development, Gordon McLeod to run our Dow Jones Online business and Paul Bascobert to manage Journal operations has added important new energy, ideas and perspectives to our discussions. We expect to benefit again in 2007 with the addition of Jorge Figueredo, our new head of Human Resources, and the acquisition of Factiva and its many talented executives. This new talent augments the very strong talent already in place at Dow Jones including Gordon Crovitz, who runs Consumer Media and is the publisher of The Wall Street Journal, Joe Stern, our general counsel, and John Wilcox, who runs our Local Media Group.

A second plank is to continue to execute successfully on our existing slate of **bold innovations**. The Wall Street Journal Weekend Edition was one. With it, we're pleasing readers and growing our print revenue in the face of print market headwinds by adding a sixth day and ramping up our share of consumer advertising. Journal 3.0 is another. In the midst of a changing media landscape, we took the opportunity to update our approach and make the paper more relevant for the digital age. And – by reducing the size of the print Journal page – we are trimming print costs by $18 million a year. Yet another is the successful acquisition and integration of MarketWatch, which nearly doubled our online ad revenues and, together with our other online initiatives, has driven a near-doubling of Dow Jones Online revenue and a six-fold jump in online profits. We also repositioned our international print and online operations and reduced losses there by $17 million from 2004 to 2006. Other seven-figure innovations include Dow Jones Integrated Solutions (our cross-platform advertising sales initiative), the launch of Barron's separately paid online site and live conferences, the roll-out of Newswires' Wealth Manager and algorithmic trading offerings, the extension of our Indexes business into the benchmark and hedge fund arenas, and Ottaway's ongoing transformation from local newspaper to local media franchise propelled by its Internet expansion.

The third plank requires that we continue to **generate funds to fuel growth** by smartly managing expenses and increasing investment capacity. We put another $65 million of annualized cost reductions into play in 2006; some of that will be redirected to fund faster growing parts of our business and the rest taken to our bottom line. We've increased investment capacity with the sale of six Ottaway properties and our minority interest in Economia, raising nearly $300 million. We used those funds to acquire Factiva and repay debt, giving us room to borrow again to fund future initiatives.

2006 2007 Strategic Priorities

- Further strengthen and differentiate content
- Encourage customers to use our offerings across every media channel
- Invest in digital and information services businesses
- Invest in international growth
- Leverage all channel assets to grow franchises
- Develop new offerings for younger consumers
- Better use technology
- Smartly manage expenses
- Attract, develop, motivate and retain top, diverse talent

2006 Milestones

- **January**
  Barron's Online was an immediate success as a stand-alone Web site. Launched in January, the site promptly had 45,000 paying subscribers and would attract 73,000 by year-end.

- **February**
  Dow Jones put in place a **new corporate structure** in February, organizing business units around customers and markets rather than channels of distribution. And beginning with Rich Zannino's appointment as CEO that month, new executives took up key posts through the year. Bill Plummer joined as CFO. Paul Bascobert took over Journal operations. Ann Sarnoff joined to develop new ventures. Gordon McLeod came aboard to lead Dow Jones Online.

- **May**
  Two **key anniversaries** were celebrated in May. WSJ.com, the pioneering paid-subscription news site, reached its 10th birthday. And the venerable Dow Jones Industrial Average turned 110 years old, retaining its preeminent position as the market's measure.

- **July**
  A News Strategy Project kicked off in July to improve the news process company-wide. Incorporating newsrooms for the Journal, Newswires and MarketWatch – in print and online – the project updates our approach to the news in an effort to serve customers best.

- **August**
  We extended our **global reach** in August with an agreement to partner with HT Media to publish Journal news in India, one of the world's largest and fastest-growing news markets.



Richard F. Zannino,
Chief Executive Officer



Clockwise from top left, ***L. Gordon Crovitz****, Publisher of The Wall Street Journal and President of the Consumer Media Group;* ***Clare Hart****, President of the Enterprise Media Group;* ***Joseph A. Stern****, General Counsel;* ***William B. Plummer****, Chief Financial Officer;* ***Jorge L. Figueredo****, Senior Vice President for Human Resources;* ***Ann Sarnoff****, President of Dow Jones Ventures;* ***John N. Wilcox****, President of the Local Media Group.*

The fourth plank is to execute our **new strategic plan**, which focuses on: strengthening and differentiating content to maintain its indispensable appeal; encouraging our customers to use us in all channels of distribution; using technology to make content more conveniently accessible and keep pace with customer preferences; and expanding digital and information services businesses to fuel growth and reduce reliance on traditional print revenue.

The fifth plank is to seek **new bold innovations** consistent with our new strategic plan. This could involve internal ideas like Weekend Edition, Journal 3.0 and Dow Jones Integrated Solutions or external investments, via partnership or acquisition, focused on digital and business information services markets. A big start on this was the acquisition of Factiva which will increase our Enterprise Media Group revenues by about 70%, reduce our reliance on print revenue and create a strong platform for profitable growth in the attractive business information services market.

We're seeing strong early returns on these efforts. We're posting healthy gains in print Journal paid circulation, readership and advertising revenue and market share, while most competitors are declining. Our total revenue in 2006 was up 6.6%; and excluding special items*, operating income was up 37.4% and, earnings per share were up 13.3%. We're optimistic that we'll build on this momentum and put up even greater increases in 2007.

Our mission is entirely consistent with our transformation plan – we want to be the world's best provider of business and related content and information services across all consumer and enterprise media channels – wherever, whenever and however our customers want it. And we want to do so in a way that generates superior value for our customers and shareholders.

* These items are identified within the section "Certain Items Affecting Comparisons" of the Management Discussion and Analysis.

September

September saw the debut of **front-page advertising** in the Journal. Affording unparalleled access to the Journal's unique and attractive audience, the opportunity was a huge success with advertisers from the start.

On its first anniversary in September, **Weekend Edition** could clearly be labeled a success. Meeting our ambitious targets for advertising and revenue, the sixth day of the Journal brought incremental consumer advertising not just to the weekend but to the workweek too.

October

A project announced in October to **expand the Journal's color capacity** demonstrated the continuing demand for premium advertising space in our flagship product. The Local Media Group completed a major installation of a print-online content management system.

December

The December acquisition of full interest in **Factiva** extended our reach in the business information services market with a suite of products and services wholly complementary to the businesses of our Enterprise Media Group. Six papers from the Local Media Group were sold to help fund the transaction.

Also in December, the **Information Technology** group was realigned to bring technology services closer to the products and groups served by IT.

January 2007

The first business day of 2007 marked the debut of a **redesigned Journal.** With a new look and new features, the paper puts greater focus on insight, interpretation and ideas to satisfy the evolving needs of contemporary readers.



Core Values

- A commitment to, and justifiable pride in, the **quality** of our publications and services and the value they provide to customers
- A commitment to uncompromising journalistic and business **integrity**
- A strong sense of journalistic and business **independence,** taking pride in charting our own course rather than following the pack
- A clear focus on **content** as our core competency and on business as our primary market
- A strong sense of **loyalty** to our publications and services based on a conviction that they serve a genuine public interest
- A conviction that by pursuing all of these **values** we can best build **value** for shareholders

That's why content is so important and why it's the subject of this annual report. Dow Jones marks its 125th anniversary in 2007. For all those 125 years, content has been at the heart of our business. As a company, we've innovated and changed to meet the changing demands of customers. From the early flimsies – the first product of Charles Dow, Edward Jones and Charles Bergstresser – to the Journal seven years later, to our pioneering move into electronic news with Dow Jones Newswires and stock market indexes in the 1890s, through microwave and satellite transmission in the 1960s and 70s, to news retrieval in the last quarter of the 20th Century, all the way to online and mobile technology today, indispensable content has been the constant at Dow Jones. And it will continue to be so in this 21st Century.

Many before us at Dow Jones set the stage for our future success. One surely is Peter Kann. As he prepares to retire in 2007 after 43 years with the company, we owe him a deep debt of gratitude. From Pulitzer Prize-winning reporter to founder of the Journal's Asian edition to publisher of the Journal and 16 years as chief executive and chairman, Peter took the company from the U.S. to the world, from two sections in print to the infancy of the PC to the primacy of the Internet. Throughout, he infused the company's culture with the conviction that high-quality, differentiated and indispensable content is more than just a journalist's passion and vocation: it is the foundation on which our trust is earned and our business is built.

We do business in a difficult and rapidly changing environment, yet we are optimistic about the future. We have the advantage of our powerful brands, unparalleled content, uniquely attractive audiences, strong distribution platforms and the conviction of our core values of quality, independence and integrity. Our initiatives are working. And we're outrunning our peers as we show strong operating and financial gains even in the midst of this continuing digital revolution.

We will do more to build on this momentum. We will renew our emphasis on how to use our content to create the greatest value for our customers, shareholders and employees. We will innovate more to further improve products, processes and systems. We will continue to retool our portfolio to include a greater percentage of digital and information services businesses to reduce our reliance on print. We will smartly manage our costs. And we will continue to diversify, upgrade and motivate our talent.

Our success in 2006 gives us confidence for 2007 and beyond. Dow Jones is changing as it must; it's evolving to meet its customers when, where and how they need us – with content.

Richard F. Zannino

Richard F. Zannino
Chief Executive Officer
February 28, 2007

A Letter from Peter Kann
Dear Fellow Shareholders:



Peter R. Kann
Chairman of the Board

Your company made solid financial progress in 2006, and on behalf of the Dow Jones board I want to thank management for its hard work and improved results.

The Dow Jones board strongly supported 2006 initiatives such as the redesign of The Wall Street Journal and the acquisition of Factiva. The board also devoted substantial time and attention to the company's new three-year strategic plan. That plan reflects the contributions of many individual directors as well as the consensus judgment of the full board. Independent directors also met in executive sessions at each board meeting, thus discussing issues without management or management directors present.

The board will lose the services of two highly valued directors, Irvine O. Hockaday Jr. and William C. Steere Jr. in April 2007 as both retire at the mandatory retirement age of 70. Mr. Hockaday, a director since 1990, chaired the board's compensation committee and served as a presiding director. Mr. Steere joined the board in 1997 and chaired the corporate governance committee. The board nominated John Brock, CEO of Coca Cola Enterprises, and Paul Sagan, CEO of Akamai Technologies, to stand for election in 2007 to fill vacancies.

The board also announced its intent to elect Peter McPherson, a Dow Jones director since 1998, as non-executive chairman as I retire in April 2007 after 16 years as CEO or chairman and 43 years with the company. Mr. McPherson has had a wide-ranging and impressive career as a lawyer, banker, deputy Treasury Secretary, administrator of the Agency for International Development and chairman of the Overseas Private Investment Corporation. A former president of Michigan State University, he now is president of the National Association of State Universities and Land Grant Colleges. Mr. McPherson is a strong believer in journalistic integrity and independence and in our editorial philosophy of "free people; free markets." Dow Jones will be fortunate to have his services as board chair.

I want to take this opportunity to express appreciation to a number of executive colleagues who left the company in the past year. In particular I want to thank: Karen Elliott House, who as Journal publisher led the launch of the Weekend Edition and the early development of Journal 3.0; Danforth Austin, chief executive of Ottaway Newspapers; William Godfrey, chief information officer; James Scaduto, vice president, human resources; Christopher Vieth, chief financial officer; Michael Sheehan, senior vice president, circulation; Judy Barry, senior vice president, advertising; Guy Nardo, vice president, general services; Richard J. Levine, managing editor, Newswires; Penelope Muse Abernathy, senior vice president, international; and Kathryn Christensen, who directed television operations. Additionally, I thank Nicole Bourgois, who so effectively has overseen board communications and relations for the past 15 years. A company like Dow Jones, in my view, is a continuum, always changing and evolving, but with each generation benefiting from the contributions of those who came before.

Over the course of this company's 125-year history, change and innovation always have been integral to the Dow Jones culture. But even as strategies, priorities, products and people have changed, certain fundamental values have endured. A constant focus on quality, uncompromising journalistic and business integrity, and a commitment to independence in all that this company does – these values have remained constant, and I trust they always will. By remaining rooted in these values the company will continue to serve shareholders and satisfy customers, but also will continue to fulfill a unique role in serving the broader interests of society at large.



Peter R. Kann
Chairman of the Board
February 28, 2007



Where our customers want us to be

Differentiated, indispensable, con[illegible]ly accessible news and information in all media channels.

Today, millions of content providers, from traditional news outlets to aggregators, bloggers and search engines, stream information 24/7 on every conceivable platform – ink on paper, Internet and mobile.

The changing media landscape and changing media consumption habits afford Dow Jones an opportunity that outweighs the challenge. Our competitive advantage – journalism, information, data and tools second to none – is available and in demand in all media channels. We'll succeed delivering quality, reliable content where customers want it.



Consumer Media Group

Exclusive. Insightful.
Comprehensive. Indispensable.

What distinguishes The Wall Street Journal, Barron's and MarketWatch is unique and compelling content. In print and online, via radio and video, we bring you what the news means, not just what happened – not just news, but knowledge and even wisdom.

Why do I need my Wall Street Journal?

Because I get news, analysis and insight I can't get anywhere else.

Journal 3.0: Newspaper for the Digital Age

A new Wall Street Journal appeared on desks, doorsteps and newsstands on Jan. 2, 2007. Designed for how today's readers get their news – often in real time and from many sources – the new print Journal has innovative features and enhanced navigation. It's printed on a narrower page to be more convenient and to consume less newsprint. What hasn't changed is the Journal's commitment to the highest-quality journalism. Not only does the Journal remain the same authoritative, accurate and fair source of reporting, we're moving to a full 80% of the Journal being forward-looking and interpretative news, well beyond simply reporting the events of the previous day. Reader surveys after the launch found an overwhelming majority of subscribers agree that we're now delivering yet more exclusive analysis and perspective.

In the first issue of The Wall Street Journal in 1889, founders Charles Dow and Edward Jones wrote: "We appreciate the confidence reposed in our work. We mean to make it better."

The Consumer Media Group continued that tradition in 2006, improving the Journal, Barron's and MarketWatch by emphasizing what distinguishes those franchises most: unique and compelling content and the tools and technology to deliver news and information where, when and how customers now want it.

New Journal for a New Age

More than a year in planning, representing the collective work and inspiration of hundreds of Dow Jones employees in departments ranging from Circulation and Ad Sales to Information Technology, Production and News, a new version of the Journal debuted on Jan. 2, 2007 (see sidebar at left). This was the latest iteration in the Journal's focus on innovation and evolution as the needs and expectations of our readers and advertisers change.

Consumer Media Group

More Ads

Advertisers recognized the fundamental value of The Wall Street Journal franchise and its affluent, attractive audiences. Advertising revenue at the print Journal increased in 2006 more than at any other publication among the 250 newspapers and magazines tracked by CMR, the leading print advertising researcher. This in part reflects the addition of Weekend Edition, whose consumer focus improved the Journal's share of advertising in many categories, from financial services to luxury goods. Advertisers also found opportunity in new media as Dow Jones Online reported a 21% increase in ad revenue.

U.S. Print Journal Advertising Revenue
(percent change)



Once narrowly concentrating on financial markets, later a national paper setting the agenda for a community of business leaders and other professionals, the Journal of the 21st Century goes beyond what happened yesterday to focus even more on "what the news means." The new print Journal is the first newspaper rethought for the Digital Age, while the Wall Street Journal Online is the place for news of "what's happening right now." Increasingly, people access the Journal in print, online, mobile and our other digital operations, meeting our ambition to deliver the best business news throughout the day, using the medium best suited to the need at the time.

Attractive, Affluent Audiences

Differentiated and indispensable content attracts large and affluent audiences. More than 14 million people read the Journal, Barron's and MarketWatch. Among that group are the world's most affluent, influential and engaged consumers, with the demographic attributes sought most by advertisers.

What attracts those business leaders and big spenders? Great journalism. When Barron's Online, the Internet companion to the financial weekly, launched as a standalone Web site in 2006, tens of thousands of readers rushed to subscribe. Why were they so eager to pay when the Internet has so much free content? Because Barron's Online has differentiated and indispensable news, data and analysis not available anywhere else. Advertisers understand the advantage: Dow Jones in print and online is the place to go if you want to reach the special audiences who demand quality business news and information.

Why do I advertise with the Journal in both print and online?

Simple. Because the Journal reaches the most attractive audience in the world.





What do I love about my Wall Street Journal?

News and analysis I need is easily accessible – when, where and how I need it.



The Business of Consumers

The evolution from serving our community of businesspeople and other leaders with business news to also serving them with "business of life" coverage progressed substantially in 2006 with the help of the Journal's Weekend Edition and MarketWatch. Building on its successful 2005 launch, with its consumer and leisure orientation, Weekend Edition drew new readers and increased the Journal's share of advertising in luxury and other consumer categories. Likewise, MarketWatch expanded the audience for Dow Jones Online products with its mass-market appeal and personal-finance expertise. MarketWatch, acquired in 2005, exceeded our profit projections for 2006 and was responsible for a significant share of our online growth.

Anywhere and Everywhere

The aim throughout the year was to serve customers best not just with compelling journalism, but with convenience. The goal was to make the Journal, Barron's and MarketWatch available wherever, whenever and however people wanted to access them and to encourage people to use our products in all channels. Whether by podcast via the Wall Street Journal Radio Network or via blog from WSJ.com, the Consumer Media Group developed products for a Digital Age and our increasingly digital future. Those efforts parallel the requirements of our readers and online users who increasingly use us in multiple channels. The online Journal now counts more than 800,000 paying subscribers. That's by far the largest paid news site on the Web and enough to give WSJ.com more subscribers than all but three newspapers in the U.S. – one of which is the print Journal.

More Readers

In a year when many traditional media companies struggled to attract readers, The Wall Street Journal increased by 10% the number of individuals who subscribe to the print Journal. This increase in the "individually paid" category of circulation, boosted by more readers choosing to subscribe to the print and online Journal together, defied the declining numbers at almost all large newspapers – and represented the Journal's largest percentage gain since 1980.

Enterprise Media Group



Accurate. Fast. Informed. Enabled.

Businesses run on information. Dow Jones gives business people the information and tools to make better decisions faster. In real-time, from historical archives, using data and explaining key niches, information can make the difference between success and failure. These are the news and tools businesses need to understand and thrive.

Why do I depend on Newswires?

No one else has the combination of breaking news, in-depth coverage and wealth management applications.

New Enterprise Media Group Structure
The Enterprise Media Group realigned itself early in 2007 into three primary businesses. The newest and largest, called Dow Jones Content Technology Solutions, combines the businesses of Dow Jones Newswires, Dow Jones Licensing Services and Factiva to take best advantage of their complementary products and coordinate their development and sale world-wide. Dow Jones Indexes and Reprints and Dow Jones Financial Information Services complete the Enterprise Media Group roster.

Serving business customers primarily, the Enterprise Media Group offers content enabled by technology. Its businesses combine the world's most trusted content with advanced technologies so that financial, corporate and media, and government customers have the right information to make the right decisions.

Actionable Information
Accurate, actionable information is the aim. Dow Jones Newswires, long the most trusted and most comprehensive provider of real-time news and information, developed new products in 2006 to enhance its content. *Dow Jones News and Archives for Algorithmic Applications* allows financial firms to integrate news into their trading systems. *Dow Jones Wealth Manager* gives investment advisors a tool to tie news, clients and asset management together.

At Factiva, which Dow Jones acquired fully in 2006 (see sidebar at right), the integration of content and technology drives every aspect of the business. Exclusive content from Dow Jones Newswires, The Wall Street Journal, the Financial Times, the Associated Press and Reuters is only the start for Factiva. What drove Factiva to the No. 1 spot in the current awareness, news and research market is innovation and the ability to provide content delivery tools and services to enable professionals to make better decisions faster.

Informed Business Decisions

Dow Jones Indexes expanded its influence with new products and licenses in markets around the world. An alliance with Wilshire Associates cemented Indexes primacy in the U.S. equities markets. In Brazil, Turkey, Russia, India, China and the Middle East, Indexes brought liquidity and transparency to developing markets with new index products.

Online and in print, with newsletters, databases and conferences, Dow Jones Financial Information Services provided the private equity, venture capital and debt markets with news and data to direct investments and assist business plans. A booming private equity market, in particular, turned to FIS to inform its business decisions.

Enterprise Media Group content makes the difference everywhere there is a financial relationship and everywhere business decisions are made.

Factiva

Taking full ownership of Factiva in 2006 achieved several strategic goals. Combining Factiva's current awareness and research tools with the products of Dow Jones Newswires and Dow Jones Licensing Services created a suite of role-based applications for wealth managers, sales, marketing and research professionals and a client solutions organization to deliver content and technology integration services to enable clients to customize access to the information needed to make informed decisions. Factiva's global reach – 45% of its business and workforce is based outside the U.S. – affords the opportunity to cultivate new markets. Finally, in conjunction with the sale of six community newspapers, the acquisition reduces Dow Jones' exposure to the secularly challenged print advertising business while increasing its presence in faster-growing business information services.



Local Media Group

Perceptive. Unique. Engaged. Committed.

Not just local newspapers, but community information franchises. Where the stories are told, achievements are celebrated and shortcomings become challenges. Ottaway newspapers do more than chronicle their communities.

The local newspaper is where the community meets. At Ottaway, we've expanded our commitment to the cities and towns we serve by developing integrated media franchises that span our communities from paper to portal. In print and online, we provide the content to explain the events, set the agenda and start the shopping list.

Digital Delivery

Advertisers recognized the value of the local focus of our online content. In places such as Hyannis and New Bedford, Mass., in Stockton, Calif., Stroudsburg, Pa., Medford, Ore., Portsmouth, N.H., and Middletown, N.Y., our neighbors now get their news delivered to their computers and portable devices as well to their doorsteps. This unique access to local audiences sparked a substantial increase in online ad revenue in 2006.









Why is my local newspaper special?

You can find lots of news. Only my local newspaper tells me what's going on in my town.





The Freedom to Be Great

The eight daily and 15 weekly franchises of the Ottaway group distinguish themselves with award-winning journalism, including more than 60 state and national awards last year, and products crafted for the interests and needs of their communities. We also publish quality lifestyle magazines and a specialized business digest. Each local media franchise is autonomous, investing responsibility in local management to serve its region best. At Ottaway, autonomy is the freedom and responsibility to be great.

Does local advertising work?

It works for me. That's how I bought and sold my car.





Our community in pictures

Pictured clockwise from top left.

A man walks his dog under the gnarled branches of oak trees in Holmes Park in Medford, Ore.
Jim Craven, Mail Tribune

The crew of the sailboat "Wet Paint" work to haul in their spinnaker after the start of the 35th annual Figawi Race from Hyannis to Nantucket.
Steve Heaslip, Cape Cod Times

A decorative lighthouse sits at the end of Channel Point Road in a mix of snow and sleet.
Steve Heaslip, Cape Cod Times

Windmills on the Altamont Pass Road, west of Tracy.
Michael McCollum, The Record

Chris Colby prepares to re-enter Zach's Corn Maze in York.
Rich Beauchesne, Portsmouth Herald

Pocono Record Softball Player of the Year Alesha Sisco of Pleasant Valley.
Mark A. Genito, Pocono Record

THEN AND NOW

Reporter, Executive, Leader

Kann Sets Standard At Dow Jones & Co. For Honor and Trust

Peter Kann was never far from The Wall Street Journal.

Peter was raised in Princeton, N.J., where he caught the attention of another Princeton resident, Barney Kilgore, the legendary Journal editor and Dow Jones chief executive. Peter started at the Journal in 1963 as an intern in the San Francisco bureau and rose to fame reporting from Vietnam and other Asian hot spots. His dispatches from the Indo-Pakistani War were recognized with a Pulitzer Prize.



Peter Kann

But Peter was more than just a great reporter. As he prepares to retire in 2007 after more than 43 years with Dow Jones, he'll be remembered for contributions more visionary and long-lived.

He helped steer the expansion of the Journal around the globe as the first publisher of The Asian Wall Street Journal in 1976. In the 1980s, as associate publisher and then publisher of the U.S. Journal, he helped expand the paper's scope while reinforcing its journalistic standards and editorial philosophy.

Named chief executive and chairman of Dow Jones in 1991, Peter guided the company through a new age of media and journalism. He insisted against a tide of critics—and distinguished the Journal in the Internet Age by doing so—that Dow Jones' content is worth paying for. The online Journal debuted uniquely in 1996 with a paid-subscription model—a successful approach to the business other newspapers are struggling to emulate a decade later. He also brought more "business of life" to the Journal with Weekend Journal and Personal Journal.

Through all his accomplishments, Peter was more than just a journalist and executive. For a generation at Dow Jones, he was a man of insight, humor, patience and wisdom. He personified our core values of honesty, integrity and independence, the core values that he so often cited.

Peter once wrote: "Our goal in publishing the Journal for you is not, in fact, to be most 'influential' but rather to be your most honest and thus trusted source of essential news." That's who he is—a man who values honesty and trust over influence. The Journal will never be far from there.



First Journal job – Intern in San Francisco, 1963 ○ First front-page Journal story, 1964 ○ War correspondent – Vietnam, 1967 ○ Pulitzer Prize Winner for coverage of Indo-Pakistani War, 1972 ○ First publisher – The Asian Wall Street Journal, 1976 ○ Director of Dow Jones, 1987 ○ Publisher – The Wall Street Journal, 1989 ○ Chairman and CEO of Dow Jones, 1991 ○ Chairman of the Pulitzer Prize Board, 1995



Board of Directors



Peter R. Kann*
Chairman of the Board



Richard F. Zannino
Chief Executive Officer



Christopher Bancroft[2]
Bancroft Operations



Jon E. Barfield[1]
Chairman and President,
The Bartech Group Inc.



Lewis B. Campbell[3]
Chairman, President & Chief Executive Officer, Textron Inc.



Eduardo Castro-Wright[3]
President and Chief Executive Officer, Wal-Mart Stores, USA



Michael B. Elefante[3]
Partner,
Hemenway & Barnes



John M. Engler[1]
President and Chief Executive Officer, National Association of Manufacturers



Harvey Golub[1, 2, 3]
Chairman,
Campbell Soup Company



Leslie Hill[3]
Retired Airline Captain,
American Airlines



Irvine O. Hockaday Jr.[2, *]
Retired President & Chief Executive Officer,
Hallmark Cards, Inc.



Dieter von Holtzbrinck[3]
Retired Chairman of the Supervisory Board, Verlagsgruppe Georg von Holtzbrinck GmbH



David K. P. Li[1, 3]
Chairman and Chief Executive, The Bank of East Asia, Limited



M. Peter McPherson[1, 2]
President of the National Association of State Universities and Land-Grant Colleges; President Emeritus, Michigan State University



Frank N. Newman[1, 2]
Chairman and Chief Executive Officer, Shenzhen Development Bank, China; Chairman Emeritus, Bankers Trust Corporation



Elizabeth Steele[3]
President,
Main Street Landing LLC



William C. Steere Jr.[3, *]
Chairman of the Board Emeritus, Pfizer Inc.

Committee Memberships:
(1) Audit
(2) Compensation
(3) Corporate Governance

* Scheduled to retire after April 2007 annual meeting

Officers and Senior Management

Peter R. Kann
Chairman of the Board

Richard F. Zannino
Chief Executive Officer

L. Gordon Crovitz
President, Consumer Media Group
Publisher, The Wall Street Journal
Executive Vice President,
Dow Jones & Company

Clare Hart
President, Enterprise Media Group
Executive Vice President,
Dow Jones & Company

John N. Wilcox
President, Local Media Group
Senior Vice President,
Dow Jones & Company

William B. Plummer
Chief Financial Officer and Executive Vice President

Joseph A. Stern
Executive Vice President, General Counsel and Corporate Secretary

Jorge L. Figueredo
Senior Vice President,
Human Resources

Ann M. Sarnoff
President, Dow Jones Ventures

Joseph J. Cantamessa
Vice President, Corporate Security

Paul J. Ingrassia
Vice President, News Strategy

Thomas W. McGuirl
Vice President, Tax

Robert Perrine
Corporate Controller and
Chief Accounting Officer

Consumer Media Group

Edwin A. Finn Jr.
President & Editor, Barron's;
Chairman & Editorial Director,
SmartMoney

Paul A. Gigot
Editorial Page Editor,
The Wall Street Journal

Todd H. Larsen
Chief Operating Officer

Ann Marks
Chief Marketing Officer

Paul E. Steiger
Managing Editor,
The Wall Street Journal

Enterprise Media Group

Simon Alterman
Senior Vice President, Strategy and Business Development

Dennis Cahill
Senior Vice President and
Chief Product Officer

Richard Hanks
Senior Vice President and
Chief Operating Officer

Neal Lipschutz
Senior Vice President and
Managing Editor,
Dow Jones Newswires

Michael A. Petronella
President,
Dow Jones Indexes and Reprints

Scott D. Schulman
President, Dow Jones
Financial Information Services

Alan C. Scott
Senior Vice President and
Chief Marketing Officer

Bill Voltmer
Senior Vice President,
Global Sales and Client Solutions

Local Media Group

Andrew Langhoff
Senior Vice President and
General Counsel

William A. Zurilla
Vice President and Chief
Financial Officer

Zeke M. Fleet
Vice President, Operations
and Advertising

Catherine D. Paffenroth
Vice President, Human Resources

Don Waterman
Vice President, Operations and
Audience Development



At Dow Jones, we're highly confident that our competitive advantages – which include our world-renowned brands, content, products, technology, unique audiences, talented people, tradition for innovation and core values – will enable us to prosper in the long term in any media environment. With the bold initiatives taken in 2006, the global power and reach of the Dow Jones brands are more vital than ever.

Products and Services

Consumer Media Group. The Consumer Media Group delivers high-quality branded business news, information and services to some 14 million high-demographic, engaged consumers how, when and where they want it. **The Wall Street Journal** is the flagship, founded in 1889 and redesigned in print and online for the Digital Age in 2007. The Journal franchise includes **The Wall Street Journal, The Wall Street Journal Online, The Wall Street Journal Asia, The Wall Street Journal Europe, The Wall Street Journal Sunday, The Wall Street Journal Americas** and video and radio services. The Barron's franchise includes **Barron's** magazine, **Barron's Online** and the **Barron's Conferences. MarketWatch** is the newest franchise in the group, with its markets news and financial information Web sites, video and radio services and stock market simulations.

Enterprise Media Group. Offering a full suite of business information and services products for financial, corporate and media, and government enterprises, the Enterprise Media Group has six principle business units. **Dow Jones Newswires** provides real-time news and wealth-management tools to financial and business professionals world-wide. **Factiva** is the leading provider of archival and current awareness news and information as well as content delivery tools and services that enable professionals to make better decisions faster. **Dow Jones Licensing Services** powers the financial data, tools and news on the Web sites of top financial institutions and media firms. **Dow Jones Indexes** develops, maintains and licenses market indexes, including the bellwether **Dow Jones Industrial Average,** for use as benchmarks and as the basis for investment products. **Dow Jones Financial Information Services** delivers news, information and events on specialized financial sectors including private equity, venture capital, bankruptcy and other alternative investment segments around the globe. And **Dow Jones Reprints and Permissions Services** offers reprints of Dow Jones products in all segments in print, for the Web or through licensing rights. The joint venture **STOXX Limited** is a joint venture with Deutsche Boerse AG and SWX Group to develop and market the Dow Jones STOXX indices around the world.

Local Media Group. The Local Media Group operates under the **Ottaway** brand and has regional media groups in eight strategic locations on the east and west coasts. It publishes 23 newspapers, eight daily and 15 weekly, with daily print circulation of 282,000 and Sunday of 316,000. Surveys reveal that they are consistently the most trusted source for information about the communities served. In addition, each location has one or more Internet sites with a total of 121,000 average daily unique visitors. The Local Media Group also publishes magazines and other ancillary publications and operates branded contract delivery, direct mail and commercial printing services. Ottaway was founded in 1936 and acquired by Dow Jones in 1970.

Consumer Media Group



Enterprise Media Group



Local Media Group



Ottaway Daily Newspapers and Web Sites

Cape Cod Times
Hyannis, Mass.

Daily Tidings
Ashland, Ore.

Mail Tribune
Medford, Ore.

Pocono Record
Stroudsburg, Pa.

Portsmouth Herald
Portsmouth, N.H.

The Record
Stockton, Calif.

The Standard-Times
New Bedford, Mass.

Times Herald-Record
Middletown, N.Y.

Ottaway Weekly Newspapers and Web Sites

The Advocate
Fairhaven/Acushnet, Mass.

The Barnstable Patriot
Cape Cod, Mass.

The Chronicle
Dartmouth, Mass.

Dover Community News
Dover, *N.H.*

Eastern Poconos Community News
Stroudsburg, Pa.

The Exeter News-Letter
Exeter, N.H.

The Fall River Spirit
Fall River, Mass.

The Hampton Union
Hampton, N.H.

The Inquirer & Mirror
Nantucket, Mass.

Middleboro Gazette
Middleboro, Mass.

The Rockingham News
Plaistow, N.H.

The Spectator
Somerset, Mass.

Tri-State Gazette
Middletown, N.Y.

York County Coast Star
Kennebunk, Maine

The York Weekly
York, Maine

Financial Results

Selected Financial Data 18

Management's Discussion and Analysis of Financial Condition and Results of Operations 19

Quantitative and Qualitative Disclosures About Market Risk 42

Management's Responsibility for Financial Statements 43

Management's Assessment of Internal Control Over Financial Reporting 43

Report of Independent Registered Public Accounting Firm 44

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004 45

Consolidated Balance Sheets as of December 31, 2006 and 2005 46

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 48

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004 49

Notes to Consolidated Financial Statements 51

SELECTED FINANCIAL DATA.

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of factors that affect the comparability of the information reflected in this table. The following table shows selected financial data, on a continuing operations basis, for the most recent five years:

(in thousands, except per share amounts)

	Fiscal Year Ended December 31				
	2006[1]	2005[1]	2004[1]	2003[2]	2002[3]
Income Statement Data:					
Revenues:					
Advertising	$ 957,825	$ 890,340	$ 875,192	$ 805,012	$ 810,773
Information services	397,084	372,098	294,067	255,055	256,467
Circulation and other	428,961	410,509	405,048	395,254	398,268
Total revenues	1,783,870	1,672,947	1,574,307	1,455,321	1,465,508
Operating expenses	1,679,286	1,576,858	1,439,354	1,339,566	1,419,140
Operating income	104,584	96,089	134,953	115,755	46,368
Other income (expense)	31,473	(5,380)	(6,423)	76,526	190,649
Income taxes	7,970	26,154	45,046	39,246	52,973
Equity in earnings (losses) of associated companies, net of tax	25,068	(18,960)	(148)	1,198	165
Income from continuing operations	$ 153,155	$ 45,595	$ 83,336	$ 154,233	$ 184,209
Income from continuing operations per share:					
Basic	$ 1.84	$ .55	$ 1.02	$ 1.89	$ 2.21
Diluted	$ 1.83	$ .55	$ 1.01	$ 1.88	$ 2.20
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 13,237	$ 10,633	$ 17,237	$ 23,514	$ 39,346
Total assets	$ 1,955,562	$ 1,781,972	$ 1,380,203	$ 1,304,154	$ 1,207,659
Long-term debt	$ 224,962	$ 224,928	$ 135,845	$ 153,110	$ 92,937
Total debt	$ 447,086	$ 472,395	$ 145,843	$ 153,110	$ 92,937
Stockholders' equity	$ 498,973	$ 162,265	$ 150,543	$ 129,661	$ 30,571
Other Cash Flow and Operating Data:					
Net cash provided by operating activities of continuing operations [4]	$ 34,700	$ 180,738	$ 234,834	$ 210,317	$ 136,353
Cash dividends per share	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Advertising volume increase/(decrease):					
The Wall Street Journal	6.0%	(0.7)%	(0.5)%	(1.3)%	(17.6)%
Barron's	0.7%	(12.5)%	11.7%	(16.0)%	(10.4)%
Local media	(7.4)%	(2.5)%	5.1%	(0.6)%	(4.5)%
Dow Jones Newswires terminals	298	304	298	293	308
WSJ.com paid subscriptions	811	768	712	689	679

[1] Refer to page 34 for further information regarding items affecting comparisons of these figures.

[2] In 2003, certain items affecting comparisons include the following: (a) included within operating income was a gain of $18.4 million ($11.1 million, net of taxes) reflecting the settlement of our business interruption insurance claim for loss of operating income suffered as a result of the September 11 terrorist attacks on the World Trade Center; and, (b) included within non-operating income was a gain of $18.7 million ($11.4 million, net of taxes) from the disposal of our interest in Handelsblatt, a gain of $59.8 million on the resolution of certain losses contingencies resulting from our sale of Telerate; and, a charge of $9.5 million related to the accretion of discount on a contract guarantee.

[3] In 2002, certain items affecting comparisons include the following: (a) included within operating income was a restructuring charge of $26.9 million ($15.8 million, net of taxes) related to a work-force reduction partially offset by a gain of $3.1 million ($1.8 million, net of taxes) reflecting insurance proceeds on assets destroyed as a result of the September 11 terrorist attack on the World Trade Center; and, (b) included within non-operating income was a gain of $197.9 million ($164.1 million, net of taxes) from the sale of certain local media newspapers; and a charge of $11.9 million related to the accretion of discount on a contract guarantee.

[4] In 2006, net cash provided by operating activities included a $202 million settlement payment of a contract guarantee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

Dow Jones & Company is a leading provider of global business and financial news and information through newspapers, newswires, magazines, the Internet, indexes, licensing, research products and services, television and radio. In addition, we own general-interest community newspapers throughout the U.S. Our vision is to be the world's best provider of high quality, indispensable and conveniently accessible business and related content wherever, whenever and however our customers want it, consistently generating superior value to all our customers, shareholders and employees.

During the first quarter 2006, we made significant changes to our senior management and organizational structure. Richard F. Zannino was named chief executive officer and elected to the board of directors. Peter R. Kann retired as chief executive officer and will continue as chairman until April 2007. We reorganized to align our businesses with the markets they serve. Previously, our businesses were organized around our channels of distribution – print, electronic and community newspapers. Now, we are organized around our distinct brands (franchises), customers and markets with our business and financial content organizations reported in two separate segments – consumer media and enterprise media, and our local general-interest community newspapers and their online media properties reported in the local media segment.

In 2006, approximately 63% of our revenues were derived from the consumer media segment, which includes The Wall Street Journal franchise (including domestic and international print, online, television and radio) and the relatively smaller Barron's (including print, online and conferences) and MarketWatch franchises (including online, newsletters, television and radio). Consumer media's financial results are largely dependent on the operating performance of The Wall Street Journal, which, to a significant extent, is dependent upon business-to-business (B2B) advertising placed in our publications, particularly from the financial and technology sectors. The enterprise media segment, which includes newswires, indexes, licensing, research products and services and other electronic operations, comprised approximately 23% of our revenues, while the remaining approximately 14% of total revenues were contributed from the general-interest local media segment (not factoring in revenues from discontinued operations).

Throughout 2006, we achieved strong growth in our revenues (up nearly 7%) bolstered by increased advertising revenues at the U.S. Wall Street Journal and 21% growth at Dow Jones Online. Despite a challenging print advertising environment, advertising volume at The Wall Street Journal increased 6% aided by the September 2005 launch of the Weekend Edition and an increase in weekday advertising. In addition, the Journal posted strong gains in paid circulation, readership, and circulation revenues. The combined profit from our business segments also rose 37% in 2006. While we posted these solid results in 2006, we also continued to execute on a number of initiatives to strengthen our portfolio, improve our businesses, drive revenues and control costs.

On January 2, 2007, we successfully launched a redesigned U.S. print Journal with innovative design and content enhancements for the digital age that were made better to serve existing readers and attract new ones. This redesign began in 2005 and involved the retrofitting of the Journal's 19 presses at 17 print sites to print to a more industry-standard 48-inch web width from its prior 60-inch web width. These improvements included changes to the Journal's organization, navigation and content—as well as stronger links to WSJ.com—designed to make accessing Journal content faster and more convenient for readers. We also expect the new web width will result in operating expense savings of about $18 million per year mainly from reduced newsprint consumption.

As part of our strategy to diversify our advertising customer base from its heavy reliance on B2B technology and financial advertising, we launched a Weekend Edition on Saturdays in September 2005. The Weekend Edition has built off the success of our Weekend Journal and Personal Journal weekday sections in growing and diversifying our advertising customer base by attracting more consumer-oriented advertisers. We have a uniquely influential and affluent audience that not only makes large B2B spending decisions but also spends heavily on personal consumption items. The Weekend Edition enables advertisers to reach these readers in the right place at the right time – at home on the weekend – which is highly conducive to influencing their consumer spending decisions. More than 1,900 advertisers supported the Weekend Edition since its launch in September 2005, with about 60% of them being new to the Journal. About 70% of the ad revenue is from consumer advertising, with only about 35% of it shifting from the weekday editions. We are also seeing incremental revenue from these new consumer advertisers in our Monday to Friday editions. This initiative reduced earnings by about fifteen cents per share in 2006, consistent with our original projections. We expect to continue to grow its advertising revenue base to narrow its loss in 2007.

We have also undertaken a number of other initiatives to reshape our portfolio and to increase our profits. In October, we announced a $30 million two-year project to expand our color printing capacity by 17% to 168 pages per week to meet the growth in color demand that we are projecting. In September, we began offering advertisers the opportunity to reach the Journal's audience with a front-page advertisement. We expect this highly-priced advertisement, which is already sold out Monday through Friday through the end of 2007, will bring the Journal incremental revenue and profits (in excess of $10 million annually). We also announced the formation of a news strategy taskforce. Our content is our greatest competitive advantage and the primary goal of the task force is to develop and execute initiatives to make our content even more differentiated, indispensable and conveniently accessible to better serve our readers and users, and also improve the efficiency and productivity of our news gathering efforts.

In addition to diversifying our advertising customer base, our long term strategy is to transform Dow Jones from a company heavily dependent on print revenue to a more diversified content-driven company meeting the needs of its customers across all consumer and enterprise media channels. In December 2006, we completed the acquisition of the remaining 50% interest in Factiva that we did not already own from our joint venture partner, Reuters. Factiva is a leading provider of current and archived global business and financial news and information to enterprise end users worldwide. This acquisition will nearly double the revenue of our enterprise media segment and substantially expand its global reach. The increased scale together with Factiva's product offerings, innovative search and delivery technology and complementary customer base will strengthen enterprise media's product offerings and help propel its growth. We expect over $20 million in ultimate cost synergies as the result of integrating Factiva within enterprise media and expect the acquisition to be accretive in 2007 and thereafter.

Also in December we completed the sale of six Ottaway newspapers for $282 million and a minority interest in Economia for about $20 million, which was used to pay down debt and finance the Factiva acquisition. While we expect the sale of the six Ottaway properties to be slightly dilutive in 2007, the after-tax sales proceeds, which were shielded from federal tax by our capital loss carryforwards, exceeded the present value of the future operating cash flow we would have derived from owning these properties. The combined effect of the Factiva acquisition and the Ottaway newspaper sales will reduce our reliance on traditional print revenue from about 70% in 2006 to less than 60% in 2007.

On the cost control side, there were a number of reorganizations in 2006 as we continued to identify ways to streamline our operations and eliminate costs. In the first quarter, the reorganization of our business included the elimination of approximately 65 positions, including about 20 senior level positions, which reduced management layers, streamlined management processes and decentralized and eliminated a number of corporate functions. In the second quarter, we announced that approximately 250 full-time and 500 part-time positions were being eliminated in technology, circulation and administrative support in favor of outsource vendors. In the fourth quarter, we initiated an additional restructuring affecting approximately 160 full-time employees primarily related to the integration of Factiva within the enterprise media segment as well as other initiatives across our businesses, including centralizing delivery operations for the Journal and workforce reductions at Ottaway. In total, we expect the 2006 restructuring initiatives to result in approximately $55 million of annual cost savings.

Finally, in the first quarter of 2006, we settled our long-standing litigation with Cantor Fitzgerald and Market Data Corp. (MDC) relating to our obligations under a guarantee we issued in 1995 to MDC and Cantor Fitzgerald. In connection with the settlement, we paid an aggregate of $202 million to MDC and Cantor Fitzgerald and the parties granted one another full mutual releases. The settlement agreement resolved claims in excess of $340 million and was well below the amount we would have paid under the terms of the guarantee. The bulk of this settlement amount was paid in March, with the balance paid in April, and the payments were initially financed with short-term commercial paper which generated approximately $8.7 million ($.06 per diluted share) of additional interest expense in 2006.

Results of Operations

Consolidated Results of Operations - 2006 Compared to 2005:

(in thousands, expect per share amounts)	2006	2005	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Revenues[*]:				
Advertising	$ 957,825	$ 890,340	$ 67,485	7.6%
Information services	397,084	372,098	24,986	6.7
Circulation and other	428,961	410,509	18,452	4.5
Total revenues	1,783,870	1,672,947	110,923	6.6
Operating expenses	1,679,286	1,576,858	102,428	6.5
Operating income	104,584	96,089	8,495	8.8
Non-operating income (loss)	31,473	(5,380)	36,853	-
Income taxes	7,970	26,154	(18,184)	(69.5)
Equity in earnings (losses) of associated companies, net of tax	25,068	(18,960)	44,028	-
Income from continuing operations	153,155	45,595	107,560	-
Income from discontinued operations, net of tax	233,409	14,800	218,609	-
Net income	$ 386,564	$ 60,395	$ 326,169	-
Earnings per diluted-share:				
Continuing operations	$ 1.83	$ .55	$ 1.28	-
Discontinued operations	2.79	.18	2.61	-
Earnings per diluted share	$ 4.62	$ .73	$ 3.89	-

[*] Dow Jones Online subscription revenue was reclassified for all periods presented from Information services revenue to Circulation revenue.

Net Income

Net income in 2006 was $386.6 million, or $4.62 per diluted share, compared with net income in 2005 of $60.4 million, or $.73 per share (all "per share" amounts included herein are based on reported net income and diluted weighted-average shares outstanding). Earnings per share in 2006 included certain items affecting comparisons that netted to an increase in earnings of $3.51 per share, while earnings in 2005 included certain items affecting comparisons that decreased earnings by $.25 per share. These items are detailed further beginning on page 34.

Revenues

Revenues in 2006 increased $110.9 million, or 6.6%, to $1.78 billion, primarily reflecting strong net organic growth in all three business segments coupled with results from our recent acquisition of Factiva. Advertising revenue increased $67.5 million, or 7.6%, primarily on strong growth from our print and online publications. Information services revenue grew $25 million, or 6.7%, reflecting incremental revenue from Factiva as well as organic growth at Dow Jones Newswires and Dow Jones Indexes. Circulation and other revenue increased $18.5 million, or 4.5%, on higher circulation revenue from our online and print publications and higher reprints revenue compared to last year.

Operating Expenses

Operating expenses in 2006 increased $102.4 million, or 6.5%, to $1.68 billion, primarily reflecting incremental costs for Weekend Edition, which launched in September 2005, and additional expenses from our restructuring initiatives (about 30% of the increase) and higher compensation costs, partially offset by lower professional fees and depreciation expenses. Depreciation and amortization expenses were down 7.9% to $97.5 million primarily on lower capital expenditures in prior years. Newsprint costs increased 11%, driven by an 8.9% increase in newsprint prices and a 1.9% increase in consumption. The increase in newsprint consumption reflected a full year of Weekend Edition, which launched in September 2005, partially offset by several initiatives to reduce usage, including moving to a six page section minimum and reducing the amount of statistics that appear in the Journal. The number of full-time employees at December 31, 2006, was approximately 7,400 as compared to 6,900 last year. Excluding acquisitions, headcount was down 3.8% compared to last year as a result of our restructuring initiatives.

Operating Income

Operating income in 2006 was $104.6 million (5.9% of revenues), up $8.5 million, or 8.8%, from 2005 operating income of $96.1 million (5.7% of revenues), as higher profits from our consumer and enterprise media segments were partially offset from the planned dilution related to the launch of the Weekend Edition, higher restructuring charges and lower operating profit from the local media segment.

Non-operating Income (Loss)

(in thousands)		2006		2005		Increase/ (Decrease)
Investment income	$	1,096	$	2,127	$	(1,031)
Interest expense [1]		(30,173)		(19,255)		(10,918)
Cantor Guarantee, net		62,649		(4,090)		66,739
Other, net [2]		(2,099)		15,838		(17,937)
Total	$	31,473	$	(5,380)	$	36,853

[1] Interest expense increased as a result of higher debt levels from financing the contract guarantee settlement with Cantor and MDC as well as increased commercial paper borrowing rates.

[2] Other net, included a foreign exchange loss of $1.1 million in 2006 compared with a foreign exchange gain of $2 million in 2005. In addition, other, net included a gain of $13.2 million in connection with the disposal of our investment in Handelsblatt in 2005.

Equity in Earnings (Losses) of Associated Companies, Net of Tax

(in thousands)		2006		2005		Increase/ (Decrease)
Equity in earnings of associated companies [*]	$	10,735	$	8,414	$	2,321
Gain on sale of equity investments		14,333		9,366		4,967
Write-down of equity investments		-		(36,740)		36,740
Net equity in earnings (losses) of associated companies, net of tax	$	25,068	$	(18,960)	$	44,028

[*] Our share of equity in earnings of associated companies increased primarily due to the divestiture of our CNBC International investments and improved results at SmartMoney, partially offset by lower earnings from Factiva and Vedomosti.

Discontinued Operations

Results of operations for the six local media newspapers included within discontinued operations were as follows:

(in thousands)		2006		2005
Revenues	$	88,322	$	96,743
Operating income	$	20,284	$	25,219
Income before income taxes	$	239,813	$	25,050
Income taxes	$	6,404	$	10,250
Net income[*]	$	233,409	$	14,800
Depreciation and amortization	$	2,431	$	2,462

[*] Net income in 2006 included $221.5 million representing the gain on sale and the reversal of a deferred tax valuation allowance related to the utilization of capital loss carryforwards that were previously reserved.

Consolidated Results of Operations - 2005 Compared to 2004:

(in thousands, except per share amounts)	2005	2004	Increase/(Decrease) Amount	Percent
Revenues[*]:				
Advertising	$ 890,340	$ 875,192	$ 15,148	1.7%
Information services	372,098	294,067	78,031	26.5
Circulation and other	410,509	405,048	5,461	1.3
Total revenues	1,672,947	1,574,307	98,640	6.3
Operating expenses	1,576,858	1,439,354	137,504	9.6
Operating income	96,089	134,953	(38,864)	(28.8)
Non-operating loss	(5,380)	(6,423)	1,043	16.2
Income taxes	26,154	45,046	(18,892)	(42.0)
Equity in losses of associated companies, net of tax	(18,960)	(148)	(18,812)	-
Income from continuing operations	45,595	83,336	(37,741)	(45.3)
Income from discontinued operations, net of tax	14,800	16,212	(1,412)	(8.7)
Net income	$ 60,395	$ 99,548	$ (39,153)	(39.3)
Earnings per diluted share:				
Continuing operations	$ .55	$ 1.01	$ (.46)	(45.5)
Discontinued operations	.18	.20	(.02)	(10.0)
Earnings per diluted share	$ .73	$ 1.21	$ (.48)	(39.7)

[*] Dow Jones Online subscription revenue was reclassified for all periods presented from Information services revenue to Circulation revenue.

Net Income
Net income in 2005 was $60.4 million, or $.73 per diluted share, compared with net income in 2004 of $99.5 million, or $1.21 per share (all "per share" amounts included herein are based on reported net income and diluted weighted-average shares outstanding). Earnings per share in 2005 included certain items affecting comparisons that netted to a reduction in earnings of $.25 per share, while earnings in 2004 included certain items affecting comparisons that had no net effect on earnings per share. These items are detailed further beginning on page 34.

Revenues
Revenues in 2005 increased $98.6 million, or 6.3%, primarily reflecting the impact of the MarketWatch acquisition and strong organic growth from our online publications and enterprise media segment, partially offset by lower revenue from print publications. On an adjusted basis, including MarketWatch revenues in the respective periods prior to our acquisition in January 2005, revenue was up 1%. Advertising revenue increased $15.1 million, or 1.7%, as strong growth in online advertising, in part due to the MarketWatch acquisition, was partially offset by lower advertising revenue at our print publications. Information services revenues grew $78 million, or 27%, reflecting incremental revenue from MarketWatch as well as organic growth in the enterprise media segment.

Circulation and other revenue increased $5.5 million, or 1.3%, as higher revenue from The Wall Street Journal was offset by lower circulation revenue at local media and the Far Eastern Economic Review.

Operating Expenses
Operating expenses in 2005 increased $137.5 million, or 9.6%, primarily reflecting incremental costs from MarketWatch (approximately five percentage points of the increase), incremental costs for Weekend Edition, higher newsprint costs and a restructuring charge. Newsprint costs increased 10.1%, driven by an 11.9% increase in newsprint prices, partially offset by a 1.7% decline in consumption. The number of full-time employees at December 31, 2005, was 6,900 as compared to 6,500 in 2004. Excluding acquisitions, headcount was up almost 1% compared to 2004.

Operating Income
Operating income in 2005 was $96.1 million (5.7% of revenues), down $38.9 million, or 29%, from 2004 operating income of $135 million (8.6% of revenues), as higher profits from our online businesses and enterprise media segment were more than offset by a decline in profits from our print publications, in part due to planned dilution related to the launch of the Weekend Edition, and restructuring charges.

Non-operating Loss

(in thousands)		2005		2004		Increase/ (Decrease)
Investment income	$	2,127	$	520	$	1,607
Interest expense [1]		(19,255)		(3,740)		(15,515)
Contract guarantee		(4,090)		(6,933)		2,843
Other, net [2]		15,838		3,730		12,108
Total	$	(5,380)	$	(6,423)	$	1,043

[1] Interest expense increased as a result of higher debt levels from the acquisition of MarketWatch as well as increased commercial paper borrowing rates.

[2] In 2005, Other, net primarily included a gain of $13.2 million on the disposal of our Handelsblatt investment.

Equity in Losses of Associated Companies, Net of Tax

(in thousands)		2005		2004		Increase/ (Decrease)
Equity in earnings (losses) of associated companies[*]	$	8,414	$	(148)	$	8,562
Gain on sale of equity investment		9,366		-		9,366
Write-down of equity investments		(36,740)		-		(36,740)
Net equity in losses of associated companies, net of tax	$	(18,960)	$	(148)	$	(18,812)

[*] Our share of equity in earnings of associated companies improved as a result of divesting from CNBC International in mid-2005, as well as improvement at STOXX, Ltd., Vedomosti and SmartMoney, which more than offset lower earnings resulting from the divestiture of F.F. Soucy Inc. in April 2005.

Discontinued Operations

Results of operations for the six local media newspapers included within discontinued operations were as follows:

(in thousands)		2005		2004
Revenues	$	96,743	$	97,151
Operating income	$	25,219	$	27,221
Income before income taxes	$	25,050	$	27,223
Income taxes	$	10,250	$	11,011
Net income	$	14,800	$	16,212
Depreciation and amortization	$	2,462	$	2,676

Segment Data

As discussed earlier, during the first quarter of 2006 we established a new organizational structure pursuant to which we organize and report our business segments around three markets: consumer media, enterprise media, and local media. Previously reported segment results of operations were restated to reflect these changes, which did not impact total consolidated results of operations. We continue to report certain administrative activities under corporate.

Financial Data by Business Segment

(in thousands)

	2006	2005	2004
Revenues:			
Consumer media	$ 1,123,476	$ 1,042,656	$ 1,025,782
Enterprise media	408,616	380,340	304,232
Local media	252,211	249,951	244,293
Segment eliminations	(433)	-	-
Consolidated revenues	$ 1,783,870	$ 1,672,947	$ 1,574,307
Operating Income (Loss):			
Consumer media	$ 33,987	$ (2,557)	$ 34,843
Enterprise media	102,875	91,502	75,676
Local media	48,200	54,530	61,894
Corporate	(37,420)	(36,019)	(33,528)
Segment operating income	147,642	107,456	138,885
Restructuring and other items, net	(43,058)	(11,367)	(3,932)
Consolidated operating income	$ 104,584	$ 96,089	$ 134,953

Consumer Media

Consumer media comprises primarily The Wall Street Journal franchise (including domestic and international print, online, television and radio); and the relatively smaller Barron's (including print, online and conferences) and MarketWatch franchises (including online, newsletters, television and radio). The consumer media segment is an integrated business that offers business and financial information content to the consumer market around the globe. It produces this content to gain readership and ultimately to earn revenue from advertisers and those readers. We manage consumer media as one segment as their products largely comprise the global WSJ brand, and its sales, newsgathering and most production efforts are centralized and shared across the different editions and our various offerings in the segment are highly integrated.

On January 21, 2005, we completed the acquisition of MarketWatch and integrated MarketWatch's online, newsletters, television and radio content businesses into the consumer media segment, while MarketWatch Licensing Services was integrated into Dow Jones Licensing Services, a part of the enterprise media segment.

Consumer Media – 2006 Compared to 2005:

(in thousands)	2006	2005	Increase/(Decrease) Amount	Percent
Revenues:				
U.S. media:				
Advertising	$ 714,697	$ 650,804	$ 63,893	9.8%
Circulation and other	331,656	316,221	15,435	4.9
Total U.S. media	1,046,353	967,025	79,328	8.2
International media:				
Advertising	47,691	46,559	1,132	2.4
Circulation and other	29,432	29,072	360	1.2
Total international media	77,123	75,631	1,492	2.0
Total Consumer Media:				
Advertising	762,388	697,363	65,025	9.3
Circulation and other	361,088	345,293	15,795	4.6
Total revenue	1,123,476	1,042,656	80,820	7.8
Operating expenses	1,089,489	1,045,213	44,276	4.2
Operating income (loss)	$ 33,987	$ (2,557)	$ 36,544	-
Operating margin	3.0%	(0.2)%		

Revenues
Consumer media revenues for 2006 increased $80.8 million, or 7.8%, driven by revenue growth at all print editions of the Journal, Dow Jones Online and Barron's.

U.S. Media:
Advertising Revenue
U.S. advertising revenue increased $63.9 million, or 9.8%, on higher revenue at the U.S. Journal (up 8.8%) reflecting higher yield and volume and higher advertising revenue at Dow Jones Online (up 21%). On an adjusted basis, including MarketWatch revenues in the respective periods prior to our acquisition in January 2005, online advertising revenue was up 19%. Color advertising pages in the print Journal increased 13%, and color premium revenue was up 23%.

Advertising Volume Statistics:

	2006		2005	
	% of Total	Increase/ (Decrease)	% of Total	Increase/ (Decrease)
General [1]	38	4.8%	38	1.4%
Technology [2]	15	(3.0)	17	(6.7)
Financial [3]	19	11.3	18	(13.7)
Classified [4]	28	10.0	27	12.4
Total U.S. Journal[5]	100	6.0	100	(0.7)
Barron's	-	0.7	-	(12.5)

[1] General advertising linage in 2006 increased on higher general B2B, consumer electronic and luxury advertising, partially offset by declines in auto advertising.
[2] Technology advertising was lower in 2006 on declines in all categories except communications and office products advertising.
[3] Financial advertising increased in 2006 on higher tombstone, brokerage and insurance advertising which more than offset declines in retail banking advertising.
[4] Classified and other advertising linage is our lowest yielding advertising category.
[5] General, technology and financial advertising for all years have been reclassified to conform to the 2006 presentation.

Circulation and other revenue

Circulation and other revenue for U.S. media increased $15.4 million, or 4.9%, driven by continued strong subscription growth at WSJ.com coupled with higher circulation revenues at The Wall Street Journal. The WSJ.com Web site continues to be the largest paid subscription news site on the Internet, while also increasing the subscription price during 2005. Also contributing to the increase was Barrons.com which was created as a stand-alone paid site in January 2006 and has grown to 73,000 subscribers at the end of the year.

Key metrics were as follows:

(in thousands)	2006	2005	Increase/ (Decrease)
The Wall Street Journal average circulation	1,733	1,739	(0.3)%
Barron's average circulation	309	298	3.7
WSJ.com paid subscriptions	811	768	5.6
Barrons.com paid subscriptions	73	-	-
Average monthly unique visitors to WSJ.com	3,540	3,771	(6.1)
WSJ.com average monthly page views	109,087	96,808	12.7
Average monthly unique visitors to MarketWatch.com	5,110	5,968	(14.4)
MarketWatch.com average monthly page views	197,858	189,709	4.3
Average monthly unique visitors to Dow Jones Online	7,768	8,618	(9.9)
Dow Jones Online average monthly page views	311,642	286,517	8.8

International Media:

International media revenues increased $1.5 million, or 2%, to $77.1 million as higher revenue from The Wall Street Journal Asia was partially offset by lower revenues from the Far Eastern Economic Review (FEER) and at The Wall Street Journal Europe. In October 2005, the Asian and European editions of the Journal were re-launched in new compact formats with enhanced linkages between print and online editions. International print circulation and other revenues increased $0.4 million, or 1.2%, primarily from higher royalty revenue, partially offset by lower circulation revenue at FEER and The Wall Street Journal Europe.

Volume Statistics

	2006	2005
Change in advertising linage:		
The Wall Street Journal Asia	5.5%	2.3%
The Wall Street Journal Europe	(1.6)%	1.6%
Combined average circulation (in thousands)	170	169

Operating Expenses

Consumer media's operating expenses increased $44.3 million, or 4.2%, largely due to higher incremental costs from a full year of Weekend Edition, launched September 2005, and our Journal redesign initiative as higher marketing, print delivery and incentive compensation expenses were offset in part by lower depreciation expense. Newsprint costs increased 13.2%, reflecting a 9.4% and 3.4% increase in newsprint prices and consumption, respectively. The number of full-time employees in the consumer media segment decreased 4.9% compared to last year.

Operating Income (loss)

Consumer media's 2006 operating income was $34 million (3% of revenues), compared to a loss of $2.6 million in 2005, reflecting improved results at our print publications and strong results at Dow Jones Online, partially offset by losses related to Weekend Edition.

Consumer Media – 2005 Compared to 2004:

(in thousands)			Increase/(Decrease)	
	2005	2004	Amount	Percent
Revenues:				
U.S. media:				
Advertising	$ 650,804	$ 639,785	$ 11,019	1.7%
Circulation and other	316,221	304,188	12,033	4.0
Total U.S. media	967,025	943,973	23,052	2.4
International media:				
Advertising	46,559	48,630	(2,071)	(4.3)
Circulation and other	29,072	33,179	(4,107)	(12.4)
Total international media	75,631	81,809	(6,178)	(7.6)
Total Consumer Media:				
Advertising	697,363	688,415	8,948	1.3
Circulation and other	345,293	337,367	7,926	2.3
Total revenue	1,042,656	1,025,782	16,874	1.6
Operating expenses	1,045,213	990,939	54,274	5.5
Operating (loss) income	$ - (2,557)	$ 34,843	$ (37,400)	-
Operating margin	(0.2)%	3.4%		

Revenues
Consumer media revenues for 2005 increased $16.9 million, or 1.6%, primarily driven by the MarketWatch acquisition and strong organic online revenue growth, partially offset by weakness in print advertising revenue.

U.S. Media:
Advertising Revenue
U.S. advertising revenue increased $11 million, or 1.7%, on higher revenue at Dow Jones Online (up 132%) partially offset by lower advertising yield and linage at The Wall Street Journal as well as lower television advertising revenue. On an adjusted basis, including MarketWatch revenues in the respective periods prior to our acquisition in January 2005, online advertising revenue was up 8% and U.S. media advertising revenues were down 3%. Color advertising pages increased 6%, and color premium revenue was up 19%.

Advertising Volume Statistics:

	2005		2004	
	% of Total	Increase/ (Decrease)	% of Total	Increase/ (Decrease)
General [1]	38	1.4%	37	2.7%
Technology [2]	17	(6.7)	18	(21.5)
Financial [3]	18	(13.7)	21	7.4
Classified [4]	27	12.4	24	8.9
Total U.S. Journal[5]	100	(0.7)	100	(0.5)
Barron's	-	(12.5)	-	11.7

[1] General advertising linage increased in 2005 on higher general B2B advertising, partially offset by declines in auto, travel and pharmaceutical advertising.
[2] Technology advertising was lower in 2005 on declines in all categories except personal computers and office products.
[3] Financial advertising was lower in 2005 on declines in wholesale, mutual funds and advisory advertising which more than offset increases in tombstone and retail banking advertising.
[4] Classified and other advertising linage is our lowest yielding advertising category.
[5] General, technology and financial advertising for all years has been reclassified to conform to the 2006 presentation.

Circulation and other revenue

Circulation and other revenue for U.S. media increased $12 million, or 4%, to $316.2 million, driven by continued strong subscription growth at WSJ.com. The decline in average circulation at The Wall Street Journal, as reflected below, was largely due to fewer bulk sale copies. The WSJ.com Web site continued to be the largest paid subscription news site on the Internet, while also increasing the subscription price during 2005.

Key metrics were as follows:

(in thousands)	2005	2004	Increase/ (Decrease)
The Wall Street Journal average circulation	1,739	1,810	(3.9)%
Barron's average circulation	298	299	(0.3)
WSJ.com subscribers	768	712	7.9
Average monthly unique visitors to WSJ.com	3,771	3,119	20.9
WSJ.com average monthly page views	96,808	73,467	31.8
Average monthly unique visitors to MarketWatch.com	5,968	6,914	(13.7)
MarketWatch.com average monthly page views	189,709	n/a	n/a
Average monthly unique visitors to Dow Jones Online	8,618	8,894	(3.1)
Dow Jones Online average monthly page views	286,517	n/a	n/a

International Media:

International media revenues declined $6.2 million, or 7.6%, to $75.6 million as increased advertising at The Wall Street Journal Europe and The Wall Street Journal Asia was more than offset by lower revenues from FEER, due to the repositioning from a weekly to a monthly publication that occurred during the fourth quarter of 2004. In October 2005, the Asian and European editions of the Journal were re-launched in new compact formats with enhanced linkages between print and online editions. International print circulation and other revenues declined $4.1 million, or 12.4%, also due to the repositioning of FEER.

Volume Statistics

	2005	2004
Change in advertising linage:		
The Wall Street Journal Asia	2.3%	(3.3)%
The Wall Street Journal Europe	1.6%	(3.5)%
Combined average circulation (in thousands)	169	167

Operating Expenses

Consumer media's operating expenses increased $54.3 million, or 5.5%, to $1.05 billion, largely due to the acquisition of MarketWatch (representing three percentage points), investments in Weekend Edition and higher marketing and newsprint expenses. Newsprint costs increased 10.1%, reflecting an 11.7% increase in newsprint prices, partially offset by a 1.5% decline in consumption. The number of full-time employees in the consumer media segment increased 8% (down 2% excluding MarketWatch) as compared to 2004.

Operating (Loss) Income

Consumer media's 2005 operating loss was $2.6 million compared to income of $34.8 million in 2004 (3.4% of revenues), reflecting planned dilution related to Weekend Edition as well as reduced profits at the U.S. Journal and U.S. television, partially offset by higher profits at Dow Jones Online and reduced losses at the international editions.

Enterprise Media

Enterprise media is managed as one segment as it comprises product offerings under the Dow Jones brand and offers business and financial information content to other businesses and financial professionals around the globe. Its exclusive business and financial content is highly valued by its customers. In addition, its product offerings rely on advanced delivery technology to meet customer's needs and part of this segment's overall strategy is to add more value to content with technology-enabled, well-designed and conveniently delivered enhancements and new products. It has a shared information technology infrastructure, including a product development group that develops tools used in all of the offerings. Enterprise media's revenues are primarily subscription-based and the segment is comprised of Dow Jones Newswires, Dow Jones Financial Information Services, Dow Jones Indexes, Dow Jones Reprints/Permissions, Dow Jones Licensing Services and Factiva.

On December 15, 2006, we acquired the remaining 50% interest of Dow Jones Reuters Business Interactive LLC (Factiva) that we did not already own from our joint venture partner, Reuters Group Plc. (Reuters). This acquisition will nearly double the revenue of our enterprise media segment and substantially expand its global reach. Factiva is the leading provider of global business content, research products and services to global enterprises mainly in the finance, corporate, professional services and government sectors and has more than 1.6 million paying subscribers. We are integrating Factiva with the complementary offerings within the enterprise media segment.

On January 21, 2005, we completed the acquisition of MarketWatch. Its online, newsletters, television and radio content businesses were integrated into the consumer media segment, while its licensing services business was integrated into Dow Jones Licensing Services within enterprise media. Dow Jones Licensing Services is a leading licensor of news, data, investment tools and other online applications to financial services firms, media companies, and corporations for use mainly on their intranets and retail Web sites.

Enterprise Media – 2006 Compared to 2005:

(in thousands)	2006	2005	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Revenues:				
Dow Jones Newswires/FIS:				
North America	$ 190,441	$ 187,770	$ 2,671	1.4%
International	79,870	69,929	9,941	14.2
Dow Jones Newswires/FIS	270,311	257,699	12,612	4.9
Dow Jones Indexes and other	74,602	66,358	8,244	12.4
Dow Jones Licensing Services	51,826	56,283	(4,457)	(7.9)
Factiva, net(*)	11,877	-	11,877	-
Total revenue(*)	408,616	380,340	28,276	7.4
Operating expenses	305,741	288,838	16,903	5.9
Operating income	$ 102,875	$ 91,502	$ 11,373	12.4
Operating margin	25.2%	24.1%		

(*) Includes Factiva, which was acquired December 15, 2006, and the elimination of post-acquisition intra-segment revenue earned by Dow Jones Newswires of $467 thousand.

Revenues

Enterprise media revenues increased $28.3 million, or 7.4%, to $408.6 million, driven by the acquisition of Factiva and organic revenue growth at Dow Jones Newswires/FIS and Dow Jones Indexes and other, partially offset by lower revenues from Dow Jones Licensing Services. On an adjusted basis, including Factiva revenues in the respective periods prior to our acquisition in December 2006, total revenue was up approximately 3%.

Dow Jones Newswires / FIS

Dow Jones Newswires revenue increased $12.6 million, or 4.9%, to $270.3 million as international and North America revenues increased $9.9 million and $2.7 million, respectively.

(in thousands)	2006	2005	Increase/ (Decrease)
Dow Jones Newswires terminals(*)	298	304	(2.0)%

(*) The number of English-language terminals carrying Dow Jones Newswires decreased 6,000 compared to last year as an increase of 5,000 terminals internationally was offset by an 11,000 terminal decrease in North America.

Dow Jones Indexes and other

Dow Jones Indexes and other revenues, which include the Dow Jones Indexes and reprints/permissions businesses, increased $8.2 million, or 12.4%, to $74.6 million, on growth in assets under management and continued strength in commodity-related financial products, partially offset by lower revenue from derivative-based products. The decrease in the derivative-based products reflects the discontinuance of a portion of a contract from a large client due to their loss of exclusive access to our DIAMONDS exchange-traded funds (ETF) option resulting from an adverse intellectual property ruling and a reduction of assets underlying our Diamonds ETF.

Dow Jones Licensing Services

Dow Jones Licensing Services declined $4.5 million, or 7.9%, to $51.8 million, reflecting online broker consolidation along with increased competition, which is depressing pricing.

Operating Expenses

Enterprise media expenses were up $16.9 million, or 5.9%, to $305.7 million, largely due to incremental expenses from the acquisition of Factiva (representing four percentage points) and higher compensation costs, partially offset by lower royalty and depreciation expenses. The number of full-time employees in the enterprise media segment at December 31, 2006 was up 42% from a year ago due to the acquisition of Factiva.

Operating Income

Enterprise media's operating income was $102.9 million (25.2% of revenues), an improvement of $11.4 million, or 12.4%, over 2005 operating income of $91.5 million (24.1% of revenues), primarily driven by increased profits at Dow Jones Newswires and Dow Jones Indexes, partially offset by a decline in profits at Dow Jones Licensing Services.

Enterprise Media – 2005 Compared to 2004:

(in thousands)	2005	2004	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Revenues:				
Dow Jones Newswires/FIS:				
North America	$ 187,770	$ 180,646	$ 7,124	3.9%
International	69,929	56,669	13,260	23.4
Dow Jones Newswires/FIS	257,699	237,315	20,384	8.6
Dow Jones Indexes and other	66,358	53,398	12,960	24.3
Dow Jones Licensing Services	56,283	13,519	42,764	316.3
Total revenue	380,340	304,232	76,108	25.0
Operating expenses	288,838	228,556	60,282	26.4
Operating income	$ 91,502	$ 75,676	$ 15,826	20.9
Operating margin	24.1%	24.9%		

Revenues

Enterprise media revenues increased $76.1 million, or 25%, to $380.3 million, driven by acquisitions and strong organic revenue growth at all businesses.

Dow Jones Newswires / FIS

Dow Jones Newswires revenue increased $20.4 million, or 8.6%, to $257.7 million (up 4.2% excluding acquisitions made during 2004). Revenues in North America increased $7.1 million and internationally increased $13.3 million, driven almost entirely by acquisitions.

(in thousands)	2005	2004	Increase/ (Decrease)
Dow Jones Newswires terminals(*)	304	298	2.0%

(*) The number of English-language terminals carrying Dow Jones Newswires increased 6,000 compared to 2004 as an increase of 10,000 terminals internationally was partially offset by a 4,000 terminal decrease in North America.

Dow Jones Indexes and other
Dow Jones Indexes and other revenues, which include the Dow Jones Indexes and reprints/permissions businesses, increased $13 million, or 24.3%, to $66.4 million from continued growth in the number of licensees and indexes published.

Dow Jones Licensing Services
Dow Jones Licensing Services increased $42.8 million to $56.3 million almost entirely due to the acquisition of the MarketWatch licensing business.

Operating Expenses
Enterprise media expenses were up $60.3 million, or 26.4%, to $288.8 million, largely due to acquisitions in 2005 and 2004, with the remainder of the increase primarily from higher compensation, facilities and marketing costs. The number of full-time employees in the enterprise media segment was up 1.7% from 2004 mainly due to acquisitions.

Operating Income
Enterprise media's operating income was $91.5 million (24.1% of revenues), an improvement of $15.8 million, or 20.9%, over 2004 operating income of $75.7 million (24.9% of revenues) and was driven primarily by increased profits at Dow Jones Licensing Services, due to acquisitions, and Dow Jones Indexes and other.

Local Media
Local media, formerly known as community media, includes the operations of Ottaway Newspapers, which publishes daily newspapers, weekly newspapers and "shoppers" in the U.S.

On December 5, 2006, we completed the sale of the non-real estate assets of six local media newspapers that historically represented about 30% of the revenues and profits of this segment. The six papers sold were: the News-Times of Danbury, CT; The Daily Star of Oneonta, NY; the Press-Republican of Plattsburgh, NY; the Santa Cruz Sentinel (Santa Cruz, CA); The Daily Item of Sunbury, PA; and the Traverse City Record-Eagle (Traverse City, MI).

These newspapers are presented as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Further, the results of the six newspapers were excluded from our segment results for all periods presented.

Local Media – 2006 Compared to 2005:

(in thousands)	2006	2005	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Revenues:				
Advertising	$ 192,247	$ 190,849	$ 1,398	0.7%
Circulation and other	59,964	59,102	862	1.5
Total revenue	252,211	249,951	2,260	0.9
Operating expenses	204,011	195,421	8,590	4.4
Operating income	$ 48,200	$ 54,530	$ (6,330)	(11.6)
Operating margin	19.1%	21.8%		

Revenues
Local media revenue was up $2.3 million, or 0.9%, to $252.2 million on a 0.7% increase in advertising revenue as a 7.4% decline in linage was more than offset by higher advertising rates and preprint revenue as well as a 56% increase in internet advertising revenues.

Volume Statistics:

	2006	2005
Change in advertising linage (*)	(7.4)%	(2.5)%
Combined average circulation (in thousands)	282	289

(*) The decline in advertising linage primarily reflected declines in all categories except for legal notices.

Operating Expenses
Local media expenses increased $8.6 million, or 4.4%, to $204 million, primarily as a result of higher expenses related to employee pensions and compensation and marketing expenses. Depreciation and amortization expense increased 9% to $11 million from $10.1 million last year. Newsprint expense increased 0.9% as a result of a 6.5% increase in newsprint prices, which was partially offset by a 5.3% decrease in consumption. The number of full-time employees in the local media segment was flat as compared to last year.

Operating Income
Operating income in 2006 was $48.2 million (19.1% of revenues) compared with income last year of $54.5 million (21.8% of revenues).

Local Media – 2005 Compared to 2004:

(in thousands)	2005	2004	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Revenues:				
Advertising	$ 190,849	$ 184,633	$ 6,216	3.4%
Circulation and other	59,102	59,660	(558)	(0.9)
Total revenue	249,951	244,293	5,658	2.3
Operating expenses	195,421	182,399	13,022	7.1
Operating income	$ 54,530	$ 61,894	$ (7,364)	(11.9)
Operating margin	21.8%	25.3%		

Revenues
Local media revenue was up $5.7 million, or 2.3%, to $250 million on a 3.4% increase in advertising revenue as a 2.5% decline in linage was more than offset by higher advertising rates and preprint revenue as well as a 28% increase in internet advertising revenues.

Volume statistics:

	2005	2004
Change in advertising linage (*)	(2.5)%	5.1%
Combined average circulation (in thousands)	289	290

(*) The decline in advertising linage primarily reflected double digit declines in auto classified advertising, which exceeded the gains in real estate classified advertising.

Operating Expenses
Local media expenses increased $13 million, or 7.1%, to $195.4 million primarily as a result of higher compensation, outside services, newsprint and depreciation expenses. Expenses in 2005 also included increased training and other one-time costs from a new local media-wide Internet initiative and content management system. Depreciation and amortization expense increased 12% to $10.1 million from $9 million in 2004. Newsprint expense increased 7.8% as a result of a 10.6% increase in newsprint prices, which was partially offset by a 2.5% decrease in consumption. The number of full-time employees in the local media segment increased 2.6% as compared to 2004.

Operating Income
Operating income in 2005 was $54.5 million (21.8% of revenues) compared with 2004 income of $61.9 million (25.3% of revenues).

Certain Items Affecting Comparisons

The following tables summarize certain items affecting comparisons by year:

(in millions, except per share amounts)	2006			2005			2004		
	Operating	Net	EPS	Operating	Net	EPS	Operating	Net	EPS
Restructuring and other items, net (a)	$(43.1)	$(25.8)	$(.31)	$(11.4)	$(6.9)	$(.08)	$(3.9)	$(2.3)	$(.03)
Contract guarantee (b)		62.6	.75		(4.1)	(.05)		(6.9)	(.08)
Included in other, net (c):									
Gain on disposition of investments					8.3	.10		1.8	.02
Included in income taxes (d):									
Certain income tax matters		21.4	.25		10.0	.12		7.2	.09
Included in equity in earnings (losses) of associated companies, net of tax (e):									
Gain on disposition of equity investments		14.3	.17		9.4	.11			
Restructuring by an equity investment					(1.3)	(.02)			
Write-down of equity investments					(36.7)	(.44)			
Included in discontinued operations (f):									
Gain on sale of local media newspapers		132.1	1.57						
Reversal of tax valuation allowance		89.4	1.07						
Total(*)	$(43.1)	$294.0	$3.51	$(11.4)	$(21.4)	$(.25)	$(3.9)	$(0.3)	$ -

(*) Amounts may not equal total due to rounding.

(a) *Restructuring and other items, net:*

During 2006, 2005 and 2004, we recorded net restructuring and other charges of $43.1 million, $11.4 million and $3.9 million, respectively.

2006

In the fourth quarter of 2006, we recorded a restructuring charge of $15.4 million ($9.3 million, net of taxes), primarily related to the integration of Factiva within enterprise media as well as other initiatives across our businesses. Approximately 160 full-time employees were affected.

During the second quarter of 2006, we recorded a net charge of $6.8 million, reflecting a restructuring charge of $9.9 million ($6 million, net of taxes), partially offset by a gain of $3.1 million ($1.9 million, net of taxes) on the sale of certain fixed assets. The restructuring resulted in the elimination of certain positions in technology, circulation and administrative support in favor of outsource vendors. In total, approximately 250 full-time and 500 part-time employees were affected.

During the first quarter of 2006, we recorded a charge of $20.9 million ($12.5 million, net of taxes) related to the reorganization of our business. The charge included employee severance related to the elimination of certain senior level positions, as well as additional workforce reductions at other areas of the business identified as part of the reorganization. In total, approximately 65 full-time employees were affected.

2005

In the second quarter of 2005, we recorded a restructuring charge of $11.4 million ($6.9 million, net of taxes) for employee severance related to a workforce reduction of about 120 full-time employees. Most of the charge related to our efforts to reposition our international print and online operations but also included staff reductions at other parts of the business.

2004

During 2004, we recorded a net charge of $3.9 million ($2.3 million, net of taxes) including a restructuring charge of $6.7 million for workforce reductions partially offset by the reversal of a $2.8 million reserve related to a previously abandoned office lease which was reoccupied in 2004.

The restructuring charge of $6.7 million ($4.0 million, net of taxes) primarily reflected severance of about 100 employees in connection with our decision to publish FEER as a monthly periodical beginning in December 2004, with the balance of the charge related to headcount reductions in circulation and international operations. The reversal of the remaining lease obligation of $2.8 million ($1.7 million, net of taxes) related to a previously abandoned floor at our headquarters at the World Financial Center which sustained damage as a result of the terrorist attacks and was subsequently reoccupied.

See Note 5 for additional information on restructuring.

(b) Contract guarantee:

On March 13, 2006, we entered into a definitive settlement agreement to conclude all litigation relating to our obligations under a contract guarantee issued in 1995 to Cantor Fitzgerald Securities (Cantor) and Market Data Corporation (MDC). Pursuant to the settlement agreement, we agreed to pay an aggregate of $202 million to Cantor and MDC, which was below the $265 million contractual obligation that we had previously reserved. Accordingly, we recorded a benefit in the first quarter of 2006 of $62.6 million. For tax purposes, the settlement payment was treated as a capital loss which we could carry forward for five years as an offset to capital gains. This tax capital loss was offset in 2006 by capital gains from the Ottaway paper sales. We financed the $202 million payment with commercial paper.

(c) Special items included in other, net:

Gain on disposition of investments
During the second quarter of 2005, we completed an exchange of cross shareholdings with the von Holtzbrinck Group. In exchange for our 10% interest in Handelsblatt, we received the remaining 10% minority interest in The Wall Street Journal Europe that we did not already own; an 11.5% increase in our interest in Economia, effectively increasing our interest to 23%; and $6 million in cash. We recorded a gain of $13.2 million ($8.3 million, net of taxes) in connection with the disposal of our interest in Handelsblatt.

In April 2004, simultaneous with the our acquisition of the remaining interest in the news operations of Vereinigte Wirtschaftsdienste GmbH (VWD), VWD sold its non-news assets to a third party, resulting in cash proceeds of $6.7 million. As a result of this sale, we recorded a gain of $3.3 million ($1.8 million, net of taxes) in the second quarter of 2004.

(d) Special items included in income taxes:

2006
In the fourth quarter of 2006, we recorded a tax benefit of $13.9 million as a result of a favorable resolution of certain federal and state tax matters. In October 2006, an agreement was concluded pursuant to the tax treaty between the U.S. and the United Kingdom which eliminated the uncertainty of deducting certain foreign losses for U.S. tax purposes. In addition, certain state statutes of limitations expired during the fourth quarter and as a result we adjusted our tax accounts accordingly.

In the third quarter of 2006, we recorded a tax benefit of $7.2 million and related interest income of $0.4 million as a result of the expiration of certain state statute of limitations and a federal tax refund.

2005
In the fourth quarter of 2005, we received a federal tax refund, including interest, related to the settlement of claims from previously filed returns. Pursuant to the settlement of these claims, during the fourth quarter of 2005, we recorded an adjustment of $8 million to our tax accounts and recorded interest income of $1.4 million ($0.9 million, net of taxes). The total impact of these items was an increase in net income of $8.9 million ($.11 per diluted share). Additionally, in the third quarter 2005, we recorded an adjustment of $1.1 million ($.01 per diluted share) to our tax accounts as a result of other tax matters.

2004
Income tax expense in 2004 included tax benefits of $7.2 million as a result of the favorable resolution of certain federal tax matters primarily reflecting the expiration of statute of limitations.

(e) Special items included in equity in earnings (losses) of associated companies, net of tax:

Gain on disposition of equity investments
In December 2006, we completed the sale of our 23% interest in Economia, a publishing company with newspapers in the Czech Republic and Slovakia, to majority owner Verlagsgruppe Handelsblatt GmbH for approximately $20 million. We recorded a gain from the sale of $14.3 million. The transaction was largely tax free as the reversal of a deferred tax valuation allowance related to the utilization of capital loss carryforwards offset the tax on capital gains on the sale. Proceeds were used to pay down debt.

In April 2005, we concluded the sale of our 39.9% minority interest in F.F. Soucy Inc., a Canadian newsprint mill, to its majority owner, Brant-Allen Industries, Inc. The proceeds from the sale price of $40 million in cash were used to reduce our commercial paper borrowings. We recorded an after-tax gain of $9.4 million in the second quarter.

Restructuring by an equity investment
During the fourth quarter of 2005, Dow Jones Reuters Business Interactive LLC (Factiva), then a 50% equity investee, recorded a restructuring charge of $4.3 million primarily reflecting employee severance and termination of an operating lease. Our share of this restructuring charge was $2.1 million ($1.3 million, net of taxes).

Write-down of equity investments
In December 2005, we completed the disposal of our 50% interests in both CNBC Europe and CNBC Asia (collectively CNBC International), as well as our 25% interest in CNBC World, to NBC Universal for nominal consideration.

In the second quarter of 2005, in connection with the binding agreement reached with NBC Universal, we determined that an other-than-temporary decline in the value of our investments in CNBC International and CNBC World had occurred and, as a result, we recorded a charge of $36.7 million, largely reflecting the write-down of the investments' carrying value ($32 million), with the remainder primarily reflecting the additional firmly committed cash payment for which we received no future economic benefit.

(f) Included in discontinued operations:

Sale of Six Local Media Newspapers
In December 2006, we completed the sale of the non-real estate assets of six local media newspapers and recorded a pre-tax gain of $219.5 million ($132.1 million, net of taxes). Refer to Note 4 for additional information on this transaction.

Reversal of tax valuation allowance
Based on our entering a definitive agreement to sell the six local media newspapers and the expectation the transaction would close in 2006, we concluded that it was more likely than not that we would utilize a portion of our capital loss carryforwards, which were previously subject to a valuation allowance. Accordingly, during the third quarter of 2006, we reversed $89.4 million ($1.07 per diluted share) of the previously recorded valuation allowance to recognize the expected tax benefit. This tax benefit was included in net income from discontinued operations as the sales closed during 2006.

Income Taxes

The effective income tax rates were as follows for the periods presented:

	2006	2005	2004
Effective income tax rate	5.9%	28.8%	35.0%
Effective income tax rate, adjusted for the items identified in table below	39.7%	37.2%	38.5%

The effective income tax rates were affected by certain transactions, which are detailed below.

	2006			2005			2004		
(dollars in millions)	Income Taxes	Pretax Income	Effective Tax Rate	Income Taxes	Pretax Income	Effective Tax Rate[1]	Income Taxes	Pretax Income	Effective Tax Rate[1]
Reported	$8.0	$136.1	5.9%	$26.2	$90.7	28.8%	$45.0	$128.5	35.0%
Adjusted to remove:									
Contract guarantee		62.6			(4.1)			(6.9)	
Gain on disposition of cost investments				5.0	13.2				
Certain income tax matters	(21.0)	0.4		(8.6)	1.4		(7.2)		
Adjusted	$29.0	$73.1	39.7%	$29.8	$80.2	37.2%	$52.2	$135.4	38.5%

[1] Amounts may not equal calculated rate due to rounding.

Capital Loss Carryforward Valuation Allowance
In 2006, through divestitures, we generated tax capital gains of approximately $264 million, which were offset by a tax capital loss of $202 million resulting from the contract guarantee settlement in early 2006 and available capital loss carryforwards. At the end of 2006, approximately $93 million of available capital loss carryforwards expired.

Net Operating Loss Carryforward- acquired
As part of the MarketWatch acquisition, we acquired a net operating loss carryforward of approximately $113.9 million (a deferred tax asset of about $43.9 million). Approximately $90 million of this loss carryforward was utilized through 2006. As of December 31, 2006, the remaining loss carryforward was $23.9 million (a deferred tax asset of about $11.5 million). As of December 31, 2005, the remaining loss carryforward was $93.9 million (a deferred tax asset of about $36.6 million).

Liquidity and Capital Resources

Overview

The primary source of our liquidity is cash flow from operating activities. The key component of operating cash inflow is cash receipts from advertising customers and subscribers to our print and online publications and electronic information services. Operating cash outflows include payments to vendors for raw materials, content, services and supplies, payments to employees, and payments of interest and income taxes. Certain employee compensation, such as bonuses and payments to our defined contribution pension plan, are paid annually in the first quarter of the year.

Our liquidity requirements may be funded, if necessary, through the issuance of commercial paper, bank loans, debt or equity securities. Debt outstanding at December 31, 2006 was $447.1 million compared with debt outstanding of $472.4 million at the end of 2005. Debt at December 31, 2006 consisted of 3-year bonds totaling $225 million maturing on February 15, 2008 and commercial paper of $222.1 million with various maturities of less than a year. It is currently our intent to manage our commercial paper borrowings as short-term obligations.

As of December 31, 2006, we have available credit agreements totaling $485 million: $185 million through June 23, 2011 and $300 million through June 21, 2009 under our multiyear revolving credit agreements with several banks. The revolving credit agreements contain restrictive covenants, including a limitation on the ratio of consolidated indebtedness to consolidated cash flow of 3.5x. At December 31, 2006, we were in compliance with respect to all restrictive covenants then in effect, with the leverage ratio equaling 1.8x.

Borrowings under the revolving credit agreements may be made either in Eurodollars with interest that approximates the applicable Eurodollar rate or in U.S. dollars with interest that approximates the bank's prime rate, our certificate of deposit rate or the federal funds rate. A quarterly fee is payable on the commitments which we may terminate or reduce at any time. The quarterly fee, which is dependent on our debt rating issued by S&P and Moody's, was .08% at December 31, 2006. As of December 31, 2006 and December 31, 2005, no amounts were borrowed under the revolving credit lines.

Future Liquidity and Capital Resources Requirements

In 2007, we expect our beginning cash balance and cash provided by operations to be sufficient to meet our recurring operating commitments, pay dividends and fund capital expenditures of about $100 million, which includes approximately $33 million related to our color print expansion project and other Journal initiatives. After funding capital expenditures and dividends, we anticipate that remaining excess cash flow from operations will be used to reduce and service our debt. We expect that as our commercial paper borrowings reach maturity they will be reissued at prevailing interest rates and that our fixed rate bonds will be replaced with another debt facility on or before maturity in February 2008. On February 20, 2007, we entered into a $100 million 18-month credit agreement, with substantially similar restrictive covenants as our other credit agreements, which may be used to support commercial paper obligations.

Credit Ratings

On November 22, 2006, Standard & Poor's (S&P), a credit ratings agency, downgraded by one notch our senior unsecured debt rating to BBB and indicated that our outlook is stable. On October 31, 2006, Fitch Ratings (Fitch) downgraded by one notch our senior unsecured debt rating to BBB+ and removed the negative rating watch placed on us on March 14, 2006 due to the litigation settlement with Cantor and MDC. Concurrently, Fitch affirmed our commercial-paper ratings but put the long-term rating outlook to negative, citing general pressure faced by traditional advertising-based media as well as integration and execution risk associated with various initiatives including the web width reduction, color capacity expansion, outsourcing initiatives and the Factiva acquisition. In the first quarter of 2006, Moody's Investors Service (Moody's) another credit rating agency, lowered our long-term credit rating one notch after the settlement of litigation with Cantor and MDC.

	Credit Ratings	
	Long Term	Short Term
Standard & Poor's	BBB	A-2
Moody's	Baa1	P-2
Fitch	BBB+	F2

The credit ratings listed above have not, despite the recent downgrades, significantly affected our ability to issue or rollover our outstanding commercial paper borrowings at this time. We maintain the aforementioned lines of credit with commercial banks, as well as cash and cash equivalents held by U.S. and foreign-based subsidiaries, to serve as alternative sources of liquidity and to support our commercial paper program.

Cash Flow Summary

The six local media newspaper businesses that were sold are presented as discontinued operations. In our statement of cash flows, the cash flows related to these discontinued operations are separately identified within each of the categories, as applicable. We do not expect the absence of cash flows from discontinued operations to materially affect our future liquidity and capital resources.

(in millions)

	2006	2005	2004
Net cash provided by operating activities[1]	$ 47.0	$ 197.5	$ 251.9
Net cash provided by (used in) investing activities	50.7	(472.5)	(174.4)
Net cash (used in) provided by financing activities	(94.9)	268.0	(82.2)
Effect of currency exchange rate changes on cash	(0.2)	0.3	(1.5)
Increase (decrease) in cash and cash equivalents[2]	2.6	(6.6)	(6.3)
Cash and cash equivalents at beginning of year	10.6	17.2	23.5
Cash and cash equivalents at December 31	$ 13.2	$ 10.6	$ 17.2

[1] Includes a $202 million settlement payment of a contract guarantee to Cantor/MDC in 2006.
[2] The sum of the individual amounts may not equal calculated amount due to rounding.

Cash flow from discontinued operations, which is included in the summary above, was as follows:

(in millions)

	2006	2005	2004
Net cash provided by operating activities of discontinued operations	$ 12.3	$ 16.8	$ 17.1
Net cash provided by (used in) investing activities of discontinued operations	$ 273.0	$ (3.3)	$ (1.4)

Operating Activities
Net cash provided by operating activities for 2006 was $47 million, which was down $150.5 million, or 76%, from net cash provided by operations last year. The decline reflected the $202 million contract guarantee settlement payment as well as higher interest costs, partially offset by increased cash as a result of changes in working capital and higher operating income.

Cash provided by operating activities for 2005 was $197.5 million, which was down $54.4 million, or 22%, from net cash provided by operations for 2004. The decline was primarily the result of lower operating income as a result of the launch of Weekend Edition coupled with higher interest costs related to the acquisition of MarketWatch in January 2005.

Investing Activities

(in millions)

	2006	2005	2004
Capital expenditures	$ (93.3)	$ (65.3)	$ (76.0)
Divestitures[1]	300.9	48.7	6.5
Acquisitions[2]	(157.2)	(438.6)	(97.7)
Other, principally cash payments from / (funding to) equity investments	0.3	(17.3)	(7.2)
Net cash provided by (used in) investing activities	$ 50.7	$ (472.5)	$ (174.4)

[1] Largely comprised of the proceeds from the sale of the six local media newspaper businesses and the Economia investment in 2006; and proceeds from the sale of our F.F. Soucy Inc. investment in 2005.

[2] Largely consisted of payments (net of cash received) to acquire Factiva in 2006; MarketWatch in 2005; and, Alternative Investor in 2004.

Financing Activities

(in millions)

	2006	2005	2004
Cash dividends	$ (83.2)	$ (82.7)	$ (81.8)
Net change in short-term borrowings[*]	(25.3)	101.6	(7.3)
Proceeds from issuance of long-term bonds[*]		224.9	
Proceeds from sales under stock compensation plans	13.6	23.5	11.4
Other, net	-	0.7	(4.5)
Net cash (used in) provided by financing activities	$ (94.9)	$ 268.0	$ (82.2)

[*] We financed the January 2005 MarketWatch acquisition with commercial paper and the issuance of long-term bonds.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006:

(in millions)	Payments due by period				
	2007	2008-2010	2011-2013	2014 and thereafter	Total[4]
Borrowings[1]	$ 222.1	$ 225.0	$ -	$ -	$ 447.1
Interest on borrowings	9.6	4.4	-	-	14.0
Lease commitments[2]	55.9	121.6	68.0	73.7	319.2
Purchase commitments and other[3]	147.8	198.4	128.3	13.3	487.8
Total[4]	$ 435.4	$ 549.4	$ 196.3	$ 87.0	$ 1,268.1

[1]Borrowings consisted of commercial paper with various maturities of less than a year that totaled $222.1 million and three-year bonds bearing a fixed interest rate of 3.875%, payable semiannually, which mature in February 2008 that totaled $225 million.

[2]Minimum rental commitments under noncancellable leases comprise the majority of the lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations.

[3]Purchase commitments and other primarily represent obligations to purchase newsprint, content and capital expenditures. The newsprint purchases reflect long-term commitments to purchase certain minimum amounts of tonnage over time. We have discretion as to the timing of such newsprint purchases and the amounts presented are estimated based on 2007 newsprint prices. We expect to fund these commitments with existing cash and cash flows from operations.

[4]Of the total outstanding contractual obligations, approximately $482 million is recorded on the balance sheet as of December 31, 2006.

Because their future cash outflows are uncertain, the above table excludes our pension and postretirement benefit plans, deferred taxes, compensation as well as long-term incentive plan accruals. Additional information regarding our financial commitments at December 31, 2006 is provided in the Notes to our Financial Statements. See Note 7 – Debt, Note 9 – Commitments and Contingencies and Note 10 – Pension and Other Postretirement Plans.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The accounting estimates and assumptions discussed in this section are those that we consider to be important to understanding our financial statements because they inherently involve significant judgments and estimates on the part of management. Actual results may differ from estimates.

Revenue Recognition

Advertising revenue, net of commissions, is recognized in the period in which the advertisement is displayed. Our advertising rate card reflects certain volume-based rate discounts and certain customers also qualify for volume-based bonus advertisements. These programs require management to make estimates regarding future advertising volume and to adjust billed revenue accordingly. The estimated adjustments for rate discounts, rebates and bonus advertisements are recorded as reductions of revenue in the periods the advertisements are displayed and are revised as necessary based on actual volume realized. As of December 31, 2006 and 2005, liabilities for rate, rebate and bonus adjustments totaled $12.8 million and $15.7 million, respectively and were classified accordingly. Certain online-related advertising revenues are based on the number of "impressions" delivered and are recognized as impressions occur, while other online advertising revenues are based on a fixed duration campaign and are recognized ratably over the term of the campaign.

Revenue recognition from subscriptions to our print and online publications and electronic information services is recognized in income as earned, pro rata on a per-issue basis, over the subscription period. Circulation revenue includes sales to retail outlets/newsstands, which are subject to returns. We record these retail sales upon delivery, net of estimated returns. These estimated returns are based on historical return rates and are revised as necessary based on actual returns experienced. The sales return reserves totaled approximately $3 million as of December 31, 2006 and 2005. Costs in connection with the procurement of subscriptions are charged to expense as incurred. Revenue from licensing the Dow Jones Averages includes both upfront one-time fees and ongoing revenue. Both upfront fees and ongoing licensing revenue are recognized in income as earned over the license period.

Allowance for Doubtful Accounts

Accounts receivable includes an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. This estimated allowance is based on historical trends, review of aging categories and the specific identification of certain customers that are at risk of not paying. Historically, actual write-offs of bad debt have been insignificant, less than 0.5% of revenues.

Restructuring and Other Related Charges

To streamline operations and rationalize processes, we periodically initiate workforce reductions and record employee severance benefit obligations based on predetermined criteria of existing benefit plans when the workforce reductions are reasonably estimable and probable in accordance with SFAS 112 "Employer's Accounting for Postemployment Benefits" or SFAS 146, "Accounting for the Costs Associated with Exit or Disposal Activities," as appropriate.

Pensions and Other Postretirement Benefits

Certain pensions and other postretirement benefits costs and related obligations are based on actuarial assumptions, including some of our pension plans and the cost of our postretirement medical plan, which provides lifetime health care benefits to retirees who meet specified length of service and age requirements. These benefit costs are expensed over the employee's expected employment period.

The majority of our employees who meet specific length of service requirements are covered by defined contribution retirement plans, which are funded currently. Substantially all employees who are not covered by these plans are covered by defined benefit pension plans based on length of service and age requirements. At December 31, 2006, our accumulated pension benefit obligation was $194.8 million, of which $172.9 million was funded. In determining the cost and obligation of the defined pension benefit plans, management must consider such factors as the expected return on plan assets, discount rates, mortality rates and expected employee salary increases. While we believe that our assumptions are appropriate, significant differences in actual experience or changes in these assumptions would affect the calculation of our projected obligation and cost under the defined benefit pension and postretirement medical plans. We evaluate our actuarial assumptions annually. A one quarter of one percentage point decrease in the expected discount rate on our defined benefit pension plans in 2006 would have increased pension expense by approximately $0.8 million.

At December 31, 2006, our postretirement retiree medical benefit obligation was $234.1 million, which is not funded as it is our policy to fund postretirement medical costs as claims are incurred. In determining the cost of retiree medical costs, some factors that management must consider include the expected increase in health care costs, discount rates and turnover and mortality rates, which are updated periodically based on recent actual trends. Our discount rate was determined by projecting the plans' expected future benefit payments, as defined for the projected benefit obligations, and discounting those expected payments using an average of yield curves constructed of a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves. A one quarter of one percentage point decrease in our expected discount rate in 2006 would have increased retiree medical expense by approximately $0.9 million. Increasing the assumed health care cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation by $41.1 million and the cost for 2006 by $4.9 million. Conversely, a one percentage point decline in assumed health care cost trend rates would have lowered the benefit obligation at the end of 2006 by $34.6 million and the cost for 2006 by $4.0 million.

Long-lived Assets
Management must use its judgment in assessing whether the carrying value of certain long-lived assets, cost-method investments, identifiable intangibles and goodwill is impaired and if any asset is impaired, the extent of any such loss. Certain events or changes in circumstances may indicate that the carrying value may not be recoverable and require an impairment review. Based on that review, if the carrying value of these assets exceeds fair value and is determined to not be recoverable, an impairment loss representing the amount of excess over its fair value would be recognized in income. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows.

Management also exercises judgment in determining the estimated useful life of long-lived assets, specifically plant, property and equipment and certain intangible assets with a finite life. We depreciate the cost of buildings over 40 years; improvements to the buildings over 10 to 15 years; press equipment over 25 years; software over 3 to 5 years and machinery and equipment over 3 to 25 years. The cost of leasehold improvements is depreciated over the lesser of the useful lives or the terms of the respective leases. Other intangible assets include acquired subscription accounts, which are amortized over 2 to 25 years, acquired advertising accounts are amortized over 3 to 12 years, developed technology intangibles are amortized over 4 years and other amortizable intangibles, including conference sponsorships and distribution agreements, are amortized over 4 to 8 years. Other intangibles not subject to amortization consist principally of masthead and tradenames.

Stock Based Compensation
We maintain a stock incentive plan under the Dow Jones 2001 Long-Term Incentive Plan. This plan provides for the grant of contingent stock rights, stock options, restricted stock, restricted stock units and other stock-based awards. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) and the related FASB Staff Positions using the modified prospective application. Under SFAS 123R, pretax stock-based compensation, including costs related to our equity-based awards, is charged against income.

We currently use the Black-Scholes option-pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

During 2005 and prior, we accounted for our stock-based compensation in accordance with APB 25 and its related interpretations. Under APB 25, pretax stock-based compensation charged against income was $10 million in 2005 and $8.7 million in 2004. Had our stock-based compensation been determined by the fair-value based method, earnings per share for 2005 and 2004 would have been reduced by approximately $.03 per share and $.27 per share, respectively. See Notes 1 and 13 for additional details on our stock compensation plans.

Contingencies
Management must exercise judgment in assessing the likely outcome of contingencies including those relating to tax matters, legal proceedings and other matters that have arisen in the ordinary course of business. Both the timing and amount of the provisions made in the financial statements and related disclosures represent management's judgment of likelihood, based on information available at the time and on the advice of legal counsel. Judicial or governmental bodies largely determine the outcome of these matters. With regard to tax matters, the ultimate resolution of these matters, either by determinations by these bodies or other means, could be materially different from that assumed by us in making our provisions and related disclosures. At the time that these tax contingencies are resolved by tax examination or the expiration of the statute of limitations, tax accounts are adjusted accordingly.

Tax Valuation Allowance
We record a tax valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Currently, we maintain a valuation allowance on deferred tax assets related to our capital loss carryforward. We have considered ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax asset in the future, an adjustment to the deferred tax asset valuation allowance would be charged against income in the period such determination was made.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for us as of January 1, 2007. We do not expect the adoption to have a material effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value and expands the related disclosure requirements. The provisions of SFAS 157 are effective for us as of January 1, 2008 and are not expected to have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Risk

We enter into foreign currency exchange forward contracts to mitigate earnings volatility through the use of cash flow hedges. Our revenues are largely collected in U.S. dollars. However, certain anticipated operating expenses are denominated in foreign currencies and accordingly are hedged. Realized gains or losses on foreign currency exchange forward contracts are recognized currently through income and generally offset the transaction gains or losses on the foreign currency cash flows which they are intended to hedge.

During 2006 and 2005 we entered into foreign currency exchange forward contracts to exchange U.S. dollars for the following foreign currencies:

	2006		2005	
(in millions)	Foreign Currency	U.S. Dollar	Foreign Currency	U.S. Dollar
British Pound	3.6	6.9	7.4	12.9
Euro	1.0	1.2	9.1	10.9
Hong Kong Dollar	-	-	5.2	0.7
Japanese Yen	-	-	112.6	1.0

The fair value of the contracts, which generally expire within one year, was an unrealized gain of $0.3 million and an unrealized loss of $0.3 million, for the years ended 2006 and 2005, respectively.

We also periodically enter into foreign currency exchange forward contracts to limit cash flow and earnings volatility that results from remeasuring certain foreign currency payables at prevailing exchange rates. The unrealized gains or losses of these forward contracts were recognized in Other, net in the income statement and were not outstanding as of December 31, 2006. As of December 31, 2005, we had forward currency exchange contracts outstanding to exchange 10 million British Pounds for $17.2 million, which expired in the first quarter of 2006.

Interest Rate Risk

Our commercial paper outstanding of $222.1 million at December 31, 2006 is also subject to market risk as the debt reaches maturity and is reissued at prevailing interest rates. At December 31, 2006, interest rates outstanding ranged from 5.32% to 5.40%, with a weighted-average of 5.34%. At December 31, 2006 we had $225 million of fixed-rate bonds outstanding, which mature in February 2008. A change in the market interest rate impacts the fair value of the instrument but has no impact on earnings or cash flows.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Stockholders of Dow Jones & Company, Inc.:

Management has prepared and is responsible for the Company's consolidated financial statements and related information appearing in this report. The financial statements, which include amounts based on estimates and judgments that Management believes are reasonable, have been prepared in conformity with generally accepted accounting principles consistently applied. Accordingly, Management believes that the consolidated financial statements reasonably present the Company's financial position and results of operations and that the form and substance of transactions are fairly reflected.

Management has developed and continues to maintain a system of internal accounting and other controls for the Company and our subsidiaries. Management believes these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the Company's financial records are a reliable basis for preparing the financial statements. The Company's system of internal controls is supported by written policies, including a code of conduct, a program of internal audits, and by a program of selecting and training qualified staff. Underlying the concept of reasonable assurance is the premise that the cost of control should not exceed the benefit derived.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the consolidated financial statements of the Company and its internal control over financial reporting, as described in their report. Their report expresses an opinion on whether the financial statements included in the Form 10-K present fairly, in all material respects, the financial condition of the Company and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America and opinions on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Board of Directors of the Company, through its audit committee consisting solely of independent directors, is responsible for reviewing and monitoring the Company's financial reporting, accounting practices and the retention of the independent registered public accounting firm. The audit committee meets regularly with financial management, internal auditors and the independent registered public accounting firm - - both separately and together - - to review the results of their audits, the adequacy of internal accounting controls and financial reporting matters.



Richard F. Zannino
Chief Executive Officer



William B. Plummer
Chief Financial Officer

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in the annual report on Form 10-K, has issued an attestation report on our management's assessment of internal control over financial reporting.

Management has excluded from its assessment the internal control over financial reporting at Factiva, 50% of which was acquired from Reuters in December 2006 (bringing our ownership to 100%) and whose financial statements reflect total assets and revenues of approximately 13% and 1%, respectively, of our related consolidated financial amounts as of and for the year ended December 31, 2006.



Richard F. Zannino
Chief Executive Officer



William B. Plummer
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dow Jones & Company, Inc.:

We have completed integrated audits of Dow Jones & Company, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Dow Jones & Company, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Assessment of Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Assessment of Internal Control Over Financial Reporting, management has excluded Factiva from its assessment of internal control over financial reporting as of December 31, 2006, since it was acquired by the Company in a purchase business combination during 2006. We have also excluded Factiva from our audit of internal control over financial reporting. Factiva is a wholly-owned subsidiary whose total assets and total revenues represent approximately 13% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.



New York, New York
February 28, 2007

CONSOLIDATED STATEMENTS OF INCOME
DOW JONES & COMPANY, INC.
(in thousands, except per share amounts)

	For the Years Ended December 31		
	2006	2005	2004
Revenues:			
Advertising	$ 957,825	$ 890,340	$ 875,192
Information services	397,084	372,098	294,067
Circulation and other	428,961	410,509	405,048
Total revenues	1,783,870	1,672,947	1,574,307
Expenses:			
News, production and technology	547,406	534,746	488,264
Selling, administrative and general	651,557	618,378	554,590
Newsprint	131,308	118,255	107,426
Print delivery costs	208,447	188,273	182,911
Depreciation and amortization	97,510	105,839	102,231
Restructuring and other items, net	43,058	11,367	3,932
Total operating expenses	1,679,286	1,576,858	1,439,354
Operating income	104,584	96,089	134,953
Other income (expense):			
Investment income	1,096	2,127	520
Interest expense	(30,173)	(19,255)	(3,740)
Contract guarantee	62,649	(4,090)	(6,933)
Other, net	(2,099)	15,838	3,730
Income from continuing operations before income taxes and equity earnings	136,057	90,709	128,530
Income taxes	7,970	26,154	45,046
Equity in earnings (losses) of associated companies, net of tax	25,068	(18,960)	(148)
Income from continuing operations	153,155	45,595	83,336
Income from discontinued operations, net of tax (Note 4)	233,409	14,800	16,212
Net income	$ 386,564	$ 60,395	$ 99,548
Earnings per share - basic:			
Continuing operations	$ 1.84	$ .55	$ 1.02
Discontinued operations	2.80	.18	.20
Earnings per basic share	$ 4.64	$ .73	$ 1.22
Earnings per share - diluted:			
Continuing operations	$ 1.83	$ .55	$ 1.01
Discontinued operations	2.79	.18	.20
Earnings per diluted share	$ 4.62	$ .73	$ 1.21
Cash dividends per share	$ 1.00	$ 1.00	$ 1.00
Weighted-average shares outstanding:			
Basic	83,254	82,751	81,878
Diluted	83,725	83,189	82,285

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DOW JONES & COMPANY, INC.
(Dollars in thousands)

	As of December 31	
	2006	2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 13,237	$ 10,633
Accounts receivable – trade, net of allowance for doubtful accounts of $5,390 in 2006 and $5,870 in 2005	224,642	195,790
Accounts receivable – other	18,313	22,584
Newsprint inventory	5,081	7,875
Current assets of discontinued operations	-	10,448
Prepaid expenses	26,621	22,382
Deferred income taxes	25,754	14,459
Total current assets	313,648	284,171
Investments in associated companies, at equity	19,302	30,074
Other investments	5,151	7,083
Plant, property and equipment, at cost:		
Land	22,763	23,046
Buildings and improvements	455,883	452,521
Equipment	1,181,171	1,177,300
Construction in progress	66,650	17,928
	1,726,467	1,670,795
Less, accumulated depreciation	1,087,695	1,054,398
Plant, property and equipment, net	638,772	616,397
Goodwill	754,310	609,695
Other intangible assets, less accumulated amortization of $32,375 in 2006 and $20,370 in 2005	196,901	135,265
Deferred income taxes	16,203	44,179
Long-term assets of discontinued operations	-	43,371
Other assets	11,275	11,737
Total assets	$ 1,955,562	$ 1,781,972

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DOW JONES & COMPANY, INC.
(Dollars in thousands, except per share amounts)

	As of December 31	
	2006	2005
Liabilities		
Current Liabilities:		
Accounts payable – trade	$ 75,598	$ 70,130
Accrued wages, salaries and commissions	140,922	77,831
Retirement plan contributions payable	26,679	24,336
Other payables	87,735	72,943
Contract guarantee obligation	-	264,749
Income taxes	44,572	45,608
Current liabilities of discontinued operations	-	4,669
Unearned revenue	230,484	210,760
Short-term debt	222,124	247,467
Total current liabilities	828,114	1,018,493
Long-term debt	224,962	224,928
Deferred compensation, principally postretirement benefit obligation	357,077	356,114
Other noncurrent liabilities	46,436	20,172
Total liabilities	1,456,589	1,619,707
Commitments and contingent liabilities (Note 9)		
Stockholders' Equity		
Common stock, par value $1 per share; authorized 135,000,000 shares; issued 82,095,954 in 2006 and 81,737,520 in 2005	82,096	81,738
Class B common stock, convertible, par value $1 per share; authorized 25,000,000 shares; issued 20,085,067 in 2006 and 20,443,501 in 2005	20,085	20,443
	102,181	102,181
Additional paid-in capital	141,628	137,290
Retained earnings	1,120,165	817,168
Accumulated other comprehensive income, net of taxes:		
Unrealized gain on investments	563	2,636
Unrealized gain (loss) on hedging	175	(198)
Foreign currency translation adjustment	3,682	3,430
Defined benefit plan adjustments	(20,141)	(28,861)
	1,348,253	1,033,646
Less, treasury stock, at cost; 18,534,499 shares in 2006 and 19,074,641 shares in 2005	849,280	871,381
Total stockholders' equity	498,973	162,265
Total liabilities and stockholders' equity	$ 1,955,562	$ 1,781,972

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DOW JONES & COMPANY, INC.
(in thousands)

	For the Years Ended December 31		
	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 386,564	$ 60,395	$ 99,548
Less: income from discontinued operations, net of tax	233,409	14,800	16,212
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	85,505	93,506	97,282
Amortization of intangibles	12,005	12,333	4,949
Stock-based compensation – equity awards	11,443	5,518	2,098
Gain on disposition of investments	-	(13,235)	(3,260)
Tax benefits from stock options	-	5,676	832
Deferred taxes	(5,182)	16,635	5,112
Equity in earnings of associated companies, net of distributions	(8,273)	(7,027)	9,219
Write-down of equity investments	-	35,865	-
Gain on disposition of fixed assets	(3,139)	-	-
Contract guarantee	(62,649)	4,090	6,933
Payment of contract guarantee on behalf of a former subsidiary	(202,000)	-	-
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	3,723	(23,816)	(8,859)
Other current assets	7,499	2,874	(4,538)
Accounts payable and accrued liabilities	23,775	(18,896)	15,889
Income taxes	(262)	1,149	12,449
Unearned revenue	2,416	(8,130)	10,822
Deferred compensation	14,794	21,069	16,510
Other noncurrent assets	1,919	4,904	(8,367)
Other noncurrent liabilities	(273)	1,463	(2,797)
Other, net	244	1,165	(2,776)
Net cash provided by operating activities of continuing operations	34,700	180,738	234,834
Net cash provided by operating activities of discontinued operations	12,273	16,791	17,075
Net cash provided by operating activities	46,973	197,529	251,909
Cash Flows from Investing Activities:			
Additions to plant, property and equipment	(91,337)	(61,976)	(74,631)
Dispositions of plant, property and equipment	5,405	831	2,011
Businesses acquired, net of cash received	(156,552)	(438,568)	(97,674)
Funding to investees	-	(17,247)	(10,962)
Proceeds from disposition of investments	20,258	48,669	6,514
Other, net	(37)	(851)	1,683
Net cash used in investing activities of continuing operations	(222,263)	(469,142)	(173,059)
Net cash provided by (used in) investing activities of discontinued operations	272,993	(3,322)	(1,353)
Net cash provided by (used in) investing activities	50,730	(472,464)	(174,412)
Cash Flows from Financing Activities:			
Cash dividends	(83,219)	(82,673)	(81,835)
Repayment of commercial paper borrowings	(266,682)	(143,903)	(122,578)
Increase in commercial paper borrowings	241,339	245,527	115,311
Proceeds from issuance of bonds	-	224,899	-
Bond issuance costs	-	(1,468)	-
Book overdraft	-	-	(4,547)
Contribution from minority partner, net	-	2,193	-
Proceeds from sales under stock compensation plans	13,640	23,452	11,418
Net cash (used in) provided by financing activities	(94,922)	268,027	(82,231)
Effect of currency exchange rate changes on cash	(177)	304	(1,543)
Increase (decrease) in cash and cash equivalents	2,604	(6,604)	(6,277)
Cash and cash equivalents at beginning of year	10,633	17,237	23,514
Cash and cash equivalents at end of year	$ 13,237	$ 10,633	$ 17,237

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
DOW JONES & COMPANY, INC.
For the years ended December 31, 2006, 2005 and 2004

(dollars in thousands, except share amounts)

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock Shares	Treasury Stock Amount	Total
Balance, December 31, 2003	$ 81,494	$ 20,687	$ 122,012	$ 821,733	$9,730	(20,472,620)	$ (925,995)	$ 129,661
Net income – 2004				99,548				99,548
Unrealized loss on investments					(734)			(734)
Unrealized gain on hedging					227			227
Translation adjustment, net of deferred taxes of $1,620					3,009			3,009
Minimum pension liability, net of deferred taxes of $9,188					(13,719)			(13,719)
Adjustment for realized gain on hedging included in net income					(453)			(453)
Comprehensive income								87,878
Dividends, $1.00 per share				(81,835)				(81,835)
Conversion of class B common stock into common stock	78	(78)						
Sales under stock compensation plans			2,070			336,194	12,769	14,839
Balance, December 31, 2004	$ 81,572	$ 20,609	$ 124,082	$ 839,446	$(1,940)	(20,136,426)	$ (913,226)	$ 150,543
Net income – 2005				60,395				60,395
Adjustment for realized gain on investments in net income					(1,101)			(1,101)
Reclassification adjustment					(958)			(958)
Unrealized loss on investment					(254)			(254)
Unrealized loss on hedging					(198)			(198)
Adjustment for realized gain on hedging included in net income					(227)			(227)
Translation adjustment, net of deferred taxes of $635					(1,179)			(1,179)
Adjustment for realized translation adjustment in net income					(2,217)			(2,217)
Minimum pension liability, net of deferred taxes of $9,164					(14,919)			(14,919)
Comprehensive income								39,342
Dividends, $1.00 per share				(82,673)				(82,673)
Conversion of class B common stock into common stock	166	(166)						
Issuance of stock options related to acquisition of MarketWatch			24,902					24,902
Sales under stock compensation plans			(11,694)			1,061,785	41,845	30,151
Balance, December 31, 2005	$ 81,738	$ 20,443	$ 137,290	$ 817,168	$(22,993)	(19,074,641)	$ (871,381)	$ 162,265

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
DOW JONES & COMPANY, INC.
For the years ended December 31, 2006, 2005 and 2004

(dollars in thousands, except share amounts)

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock Shares	Treasury Stock Amount	Total
Balance, December 31, 2005	$ 81,738	$ 20,443	$ 137,290	$ 817,168	$(22,993)	(19,074,641)	$ (871,381)	$ 162,265
Net income – 2006				386,564				386,564
Unrealized loss on investment					(2,073)			(2,073)
Unrealized gain on hedging					175			175
Adjustment for realized gain on hedging included in net income					198			198
Realized cumulative translation, net of deferred taxes of $174					(323)			(323)
Translation adjustment, net of deferred taxes of $310					575			575
Adjustment to minimum pension liability, net of deferred taxes of $6,102					9,509			9,509
Comprehensive income								394,625
Adjustment to initially apply SFAS 158, net of deferred taxes of $327					(789)			(789)
Dividends, $1.00 per share				(83,219)				(83,219)
Conversion of class B common stock into common stock	358	(358)						-
Sales under stock compensation plans			4,338	(348)		540,142	22,101	26,091
Balance, December 31, 2006	$ 82,096	$ 20,085	$ 141,628	$ 1,120,165	$(15,721)	(18,534,499)	$ (849,280)	$ 498,973

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS We are a global provider of business and financial news, information and insight through newspapers, newswires, magazines, the Internet, indexes, licensing, research products and services, television and radio. In addition, we own certain general-interest local community newspapers throughout the U.S. Advertising and subscription revenues are our major revenue sources.

THE CONSOLIDATED FINANCIAL STATEMENTS include our accounts and those of our majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. The equity method of accounting is used for investments in other companies in which we have significant influence; generally this represents common stock ownership or partnership equity of at least 20% and not more than 50% (see Note 6).

RECLASSIFICATIONS of certain amounts for prior years have been recorded to conform to the current year presentation.

CASH EQUIVALENTS are highly liquid investments with an original maturity of three months or less when purchased.

ACCOUNTS RECEIVABLE are reported net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. We extend credit to advertisers, subscribers and certain other customers based on an evaluation of the financial condition of the customer. Collateral is not generally required from customers. The allowance for doubtful accounts is based on historical trends, review of aging categories and the specific identification of certain customers that are at risk of not paying. Historically, actual write-offs of bad debt have been insignificant, less than 0.5% of revenues.

NEWSPRINT INVENTORY is stated at the lower of cost or market. The cost of newsprint is computed by the last-in, first-out (LIFO) method. If newsprint inventory had been valued by the average cost method, it would have been approximately $8.1 million and $9.1 million higher in 2006 and 2005, respectively.

INVESTMENTS in marketable equity securities, all of which are classified as available for sale, are carried at their market value in Other Investments on the consolidated balance sheets. The unrealized gains or losses from these investments are recorded directly to Stockholders' Equity. Any decline in market value below the investment's original cost that is determined to be other-than-temporary as well as any realized gains or losses would be recognized in income (see Note 15).

PLANT, PROPERTY AND EQUIPMENT are recorded at cost and depreciation is computed using straight-line or declining-balance methods over the estimated useful lives: 40 years for buildings, 10 to 15 years for building improvements, 3 to 25 years for machinery and equipment and 3 to 5 years for software. The 25-year life is applicable to our press equipment. The cost of leasehold improvements is depreciated over the lesser of the useful lives or the terms of the respective leases. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included in income. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the life of the related assets. Interest capitalized in 2006, 2005 and 2004 was insignificant. Maintenance and repairs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

GOODWILL AND OTHER INTANGIBLES Goodwill represents the excess purchase price of an acquisition over the fair value of other assets acquired, net of liabilities assumed, at the time the acquisition is made. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized.

We test goodwill and other indefinite-lived intangible assets at least annually for impairment. The balance of goodwill and other intangibles is assigned to a reporting unit, which is defined as an operating segment or one level below the operating segment. To determine whether a goodwill impairment exists, the carrying value of the reporting unit is compared with its fair value. To determine whether an indefinite-lived intangible impairment exists, the carrying value of the asset is compared with its fair value. An impairment loss would be recognized to the extent that the respective carrying value exceeded its fair value. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or appraised valuations.

Other intangible assets include acquired subscription accounts, which are amortized over 2 to 25 years, acquired advertising accounts are amortized over 3 to 12 years, developed technology intangibles are amortized over 4 years and other amortizable intangibles, including conference sponsorships and distribution agreements, are amortized over 4 to 8 years. Other intangibles not subject to amortization consist principally of masthead and tradenames (see Note 3).

DEFERRED INCOME TAXES are provided for temporary differences in bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

FOREIGN CURRENCY TRANSLATION of assets and liabilities is determined at the appropriate year-end exchange rates, while results of operations are translated at the average rates of exchange in effect throughout the year. The resultant translation adjustments for subsidiaries whose functional currency is not the U.S. dollar are recorded directly to comprehensive income in Stockholders' Equity. Gains or losses arising from remeasurement of financial statements for foreign subsidiaries where the U.S. dollar is the functional currency as well as from all foreign currency transactions are included in income. Foreign exchange included in Other, net in the income statement totaled a loss of $1.1 million in 2006, a gain of $2 million in 2005 and a loss of $1.3 million in 2004.

FOREIGN CURRENCY-EXCHANGE CONTRACTS are designated as cash flow hedges of anticipated operating expenses that are denominated in foreign currencies. Our revenues are largely collected in U.S. dollars. These contracts are entered into to mitigate foreign exchange volatility relative to the currencies hedged. Realized gains or losses on foreign currency forward contracts are recognized currently through income and generally offset the transaction gains or losses on the foreign currency cash flows which they are intended to hedge. Unrealized gains or losses, arising from changes in fair value, are recorded as a component of comprehensive income. We also enter into foreign currency forward exchange contracts to limit the cash flow and earnings volatility that results from remeasuring certain foreign currency payables at prevailing exchange rates. The unrealized gains or losses of these forward contracts are recognized in Other, net in the income statement. Hedge effectiveness for these foreign currency-exchange contracts is assessed, at least quarterly, by measuring the correlation of the contract to the expected future cash flows (see Note 15).

REVENUE from advertising, which is net of commissions, is recognized in the period in which the advertisement is displayed. Our advertising rate card reflects certain volume-based rate discounts and certain customers also qualify for volume-based bonus advertisements. These programs require management to make estimates regarding future advertising volume and to adjust billed revenue accordingly. The estimated adjustments for rate discounts, rebates and bonus advertisements are recorded as reductions of revenue in the periods the advertisements are displayed and are revised as necessary based on actual volume realized. As of December 31, 2006 and 2005, liabilities for rate, rebate and bonus adjustments totaled $12.8 million and $15.7 million, respectively and were classified accordingly. Certain online-related advertising revenues are based on the number of "impressions" delivered and are recognized as impressions occur, while other online advertising revenues are based on a fixed duration campaign and are recognized ratably over the term of the campaign.

Revenue recognition from subscriptions to our print and online publications and electronic information services is recognized in income as earned, pro rata on a per-issue basis, over the subscription period. Circulation revenue includes sales to retail outlets/newsstands, which are subject to returns. We record these retail sales upon delivery, net of estimated returns. These estimated returns are based on historical return rates and are revised as necessary based on actual returns experienced. The sales return reserves totaled approximately $3 million as of December 31, 2006 and 2005. Costs in connection with the procurement of subscriptions are charged to expense as incurred. Revenue from licensing the Dow Jones Averages includes both upfront one-time fees and ongoing revenue. Both upfront fees and ongoing licensing revenue are recognized in income as earned over the license period.

We also enter into transactions that exchange advertising space in our publications for advertising within other media publications which are recorded at the lesser of estimated fair value of the advertising received or given in accordance with the provisions of EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions." Revenue from barter transactions is recognized when advertising is provided, and expenses are recognized when services are received. Revenue from barter transactions included in our consolidated statements of income was $11.6 million in 2006, $9.9 million in 2005 and $7.6 million in 2004. Expense from barter transactions included in our consolidated statements of income was $10.2 million in 2006, $9.9 million in 2005 and $7.6 million in 2004.

ADVERTISING COSTS, which include circulation marketing as well as trade advertising, are expensed as incurred. Advertising costs included in selling, administrative and general expenses were $111 million in 2006, $108 million in 2005 and $83.1 million in 2004.

PENSION AND OTHER POSTRETIREMENT PLANS are provided to a majority of our employees through defined contribution plans based on compensation levels. We match employee contributions up to a determined percentage. The defined contribution plans are funded currently. Some of our subsidiaries provide defined benefit plans based on length of service and compensation. We also sponsor a defined benefit postretirement medical plan to certain retirees who meet specific length of service and age requirements. It is our policy to fund postretirement benefits as medical claims are incurred. The estimated cost for both the defined pension benefit and the postretirement medical plans, which is actuarially derived, is recorded over the employee's expected service period (see Note 10).

STOCK-BASED COMPENSATION is accounted for in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) and related FASB Staff Positions, which we adopted as of January 1, 2006 using the modified prospective application. We elected to use the "long-form method" for purposes of calculating the additional paid-in capital pool (APIC pool) of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R. Under SFAS 123R, pretax stock-based compensation is charged against income for all of our stock-based awards and totaled $21.6 million in 2006. During 2005 and prior, we accounted for our stock-based compensation in accordance with APB 25 and its related interpretations. Under APB 25, pretax stock-based compensation charged against income was $10 million in 2005 and $8.7 million in 2004 and principally related to our contingent stock rights, restricted stock units and restricted stock awards. Had our stock-based compensation been determined by the fair-value based method, earnings per share for 2005 and 2004 would have been reduced by approximately $.03 per share and $.27 per share, respectively.

In the fourth quarter of 2004, with approval from our Board of Directors, we announced the acceleration of 2.2 million stock options, representing all unvested options granted and outstanding starting after 2002. Our decision to accelerate the vesting of certain outstanding stock option grants was made as part of a broad review of long-term incentive compensation in light of changes in market practices and accounting changes. Other changes to be implemented beyond accelerating the vesting of certain options include reducing overall equity grant levels, a change in the mix of grants, and applying a three-year "cliff" vesting schedule to future grants of stock options. See Note 13 for additional details on our stock compensation plans.

ESTIMATES are prepared in accordance with generally accepted accounting principles which require certain reported amounts to be based on estimates. Actual results could differ from these estimates.

NOTE 2: ACQUISITIONS

2006

Acquisition of Factiva

On December 15, 2006, we acquired the remaining 50% interest of Dow Jones Reuters Business Interactive LLC (Factiva) that we did not already own from our joint venture partner, Reuters Group Plc. (Reuters), for an upfront cash purchase price of approximately $174.9 million. The purchase price consisted of cash tendered of approximately $152.5 million, estimated working capital adjustments of approximately $10.4 million, preferred shares of a subsidiary of approximately $7.5 million and direct third-party transaction costs of approximately $4.5 million. The preferred shares, which are non-voting, bear a fixed dividend rate of 6% per annum and are included in other noncurrent liabilities. Factiva is the leading provider of global business content, research products and services to global enterprises mainly in the finance, corporate, professional services and government sectors and has more than 1.6 million paying subscribers. We are integrating Factiva with the complementary offerings in the enterprise media segment. We financed this purchase with the proceeds from divestitures.

Under the purchase method of accounting, the total purchase price is allocated to Factiva's net tangible and intangible assets based upon their estimated fair value as of the date of completion of the acquisition. Based upon the purchase price and the valuation performed, the preliminary purchase price allocation, which is subject to change based on our final analysis, is as follows (in thousands):

Tangible assets:	
Cash	$ 27,868
Other current assets	37,161
Property, plant and equipment	18,697
Other assets – long term	132
Total tangible assets	83,858
Less: original carrying value of Factiva investment	(14,053)
Intangible assets:	
Customer relationships	32,500
Distribution contracts	2,500
Developed technology	2,450
Trade name	39,000
Goodwill	146,043
Total intangible assets	222,493
Liabilities assumed:	
Current liabilities	(73,797)
Deferred taxes	(22,056)
Other liabilities – long term	(21,578)
Total liabilities assumed	(117,431)
Net assets acquired	$ 174,867

We allocated $37.5 million to amortizable intangible assets consisting of customer relationship intangible assets, distribution contract intangible assets and developed technology with weighted-average useful lives of fifteen, eight and four years, respectively. The pattern of economic benefits to be derived from certain intangible assets is estimated to be greater in the initial period of ownership; accordingly, we will record amortization expense on an accelerated basis over the estimated useful lives of the intangible assets. We also allocated $39 million to the Factiva trade name, which will not be amortized as it has an indefinite remaining useful life based primarily on its market position and our plans for continued indefinite use. Further, $146 million was allocated to goodwill, which represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill will not be amortized but a portion of it will be deductible for tax purposes. Liabilities assumed included approximately $28 million of continuing contractual payments with no future economic benefit as well as approximately $3 million of restructuring costs related to the severance of approximately 25 Factiva employees.

2005

Acquisition of MarketWatch

On January 21, 2005, we completed the acquisition of MarketWatch for a purchase price of $532 million, including certain transaction costs. MarketWatch's online, newsletters, television and radio content businesses were integrated into the consumer media segment, while MarketWatch Licensing Services was integrated into Dow Jones Licensing Services, a part of the enterprise media segment. Dow Jones Licensing Services is a leading licensor of news, data, investment tools and other online applications to financial services firms, media companies, and corporations for use mainly on their intranets and retail Web sites.

Under the purchase method of accounting, the total purchase price is allocated to MarketWatch's net tangible and intangible assets based upon their estimated fair value as of the date of completion of the acquisition. The final purchase price allocation was as follows (in thousands):

Tangible assets:	
Cash	$ 73,925
Other current assets	14,914
Property, plant and equipment	4,030
Other assets – long term	30,752
Total tangible assets	123,621
Intangible assets:	
Customer relationships	15,000
Developed technology	13,211
Trade name	29,000
Goodwill	391,178
Total intangible assets	448,389
Liabilities assumed:	
Current liabilities	(39,600)
Total liabilities assumed	(39,600)
Net assets acquired	$ 532,410

We allocated $28.2 million to amortizable intangible assets consisting of customer-related intangible assets and developed technology with weighted-average useful lives of six and four years, respectively. The pattern of economic benefits to be derived from certain intangible assets is estimated to be greater in the initial period of ownership; accordingly, we record accelerated amortization expense for certain intangible assets. Further, $29 million has been allocated to the trade name and $391.2 million to goodwill, which will not be amortized. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. Liabilities assumed include approximately $7.9 million of restructuring costs related to severance of approximately 50 MarketWatch employees and other contractual commitments.

Exchange of Cross Shareholdings
During the second quarter of 2005, we completed an exchange of cross shareholdings with the von Holtzbrinck Group. In exchange for our 10% interest in Handelsblatt, we received the remaining 10% minority interest in The Wall Street Journal Europe that we did not already own; an 11.5% increase in our interest in Economia, effectively increasing our interest to 23%; and $6 million in cash. We recorded an after-tax gain of $8.3 million in connection with the disposal of our interest in Handelsblatt.

The step acquisition of the remaining 10% interest in The Wall Street Journal Europe resulted in a purchase price allocation to goodwill of $4.4 million and other intangibles of $1.7 million. The other intangibles consisted of advertising accounts valued at $0.7 million and subscription accounts valued at $0.1 million. These intangibles will be amortized on a straight-line basis over 8 years. The remaining $0.9 million represented acquired masthead which has an indefinite life.

2004
Acquisition of Alternative Investor
On March 19, 2004, we completed our acquisition of Alternative Investor from Wicks Business Information for $85 million plus net working capital. The $85 million purchase price could be increased by $5 million, payable in 2008, based on the performance of the acquired business. The acquisition was primarily funded by the issuance of debt under our commercial paper program.

Alternative Investor is a provider of newsletters, databases and industry conferences for the venture-capital and private-equity markets, and has been combined into our Newswires business.

The acquisition resulted in goodwill of $78.1 million, other intangibles of $18.6 million and net liabilities of $11.4 million (principally acquired unearned revenue). Substantially all of the acquired goodwill and intangible assets will be deductible for tax purposes. Included within other intangibles was masthead of $6.8 million, with an indefinite useful life, and other intangible assets of $11.8 million, with a weighted average useful life of 5 years.

Acquisition of VWD and OsterDow Jones
During 2004, we acquired the remaining interest in the news operations of Vereinigte Wirtschaftsdienste GmbH (VWD), a German newswires business, for $12.1 million and the remaining two-thirds interest in OsterDow Jones Commodity News for $1.6 million.

2006, 2005 and 2004 Supplemental Pro-forma Information
The following unaudited pro forma information presents a summary of our results of operations assuming the acquisitions of Factiva (acquired December 15, 2006), MarketWatch (acquired January 21, 2005), OsterDow Jones (acquired July 7, 2004), VWD (acquired April 2, 2004) and Alternative Investor (acquired March 19, 2004) occurred at the beginning of the year preceding the acquisition:

(in thousands, except per share amounts)

	2006	2005	2004
Revenues	$ 2,036,542	$ 1,936,744	$ 1,663,535
Net income	$ 390,059	$ 61,089	$ 93,384
Earnings per share – basic	$ 4.69	$ .74	$ 1.14
Earnings per share – diluted	$ 4.66	$ .73	$ 1.13

NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of the change in reportable segments discussed in Note 14, the goodwill balances presented below were reallocated to the new reportable segments based on their relative fair values in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." Further, goodwill and other intangible assets related to discontinued operations discussed in Note 4 are excluded from the tables below.

Goodwill balances by reportable segment were as follows:

(in thousands)	Consumer Media	Enterprise Media	Local Media[1]	Total
Balance at December 31, 2004	$ 33,403	$ 100,138	$ 80,171	$ 213,712
Acquisitions	285,843	109,772	368	395,983
Balance at December 31, 2005	$ 319,246	$ 209,910	$ 80,539	$ 609,695
Acquisitions and adjustments[2]	(1,460)	145,475	600	144,615
Balance at December 31, 2006	$ 317,786	$ 355,385	$ 81,139	$ 754,310

[1]Approximately $32 million of goodwill was allocated to discontinued operations for all periods presented.
[2]The adjustment primarily reflects a reduction of goodwill of $2 million due to an increase in the value of the net operating losses acquired from MarketWatch.

Other intangible assets were as follows:

	December 31, 2006			December 31, 2005		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Subscription accounts	$ 61,482	$ 14,718	$ 46,764	$ 28,984	$ 10,232	$ 18,752
Advertising accounts	19,907	8,423	11,484	19,907	5,196	14,711
Developed technology	15,660	7,077	8,583	13,211	3,364	9,847
Other	6,429	2,157	4,272	3,929	1,578	2,351
Total	103,478	32,375	71,103	66,031	20,370	45,661
Unamortizable intangibles	125,798	-	125,798	89,604	-	89,604
Total other intangibles	$ 229,276	$ 32,375	$ 196,901	$ 155,635	$ 20,370	$ 135,265

Amortization expense, based on intangibles subject to amortization held at December 31, 2006, is expected to be as follows:

(in millions)	2007	2008	2009	2010	2011
Amortization expense	$15.4	$11.8	$7.7	$7.1	$5.8

NOTE 4: DISCONTINUED OPERATIONS AND OTHER DISPOSITIONS

2006

Sale of Six Local Media Newspapers

On December 5, 2006, we completed the sale of the non-real estate assets of six local media newspapers and recorded a pre-tax gain of $219.5 million ($132.1 million, net of taxes). In accordance with the sale agreement, we received $281.5 million of the purchase price in cash at closing (including an estimated working capital adjustment), and will receive an additional $6.4 million of the purchase price upon transfer of real property, subject to satisfaction of environmental conditions, in later periods. The six papers sold were: the News-Times of Danbury, CT; The Daily Star of Oneonta, NY; the Press-Republican of Plattsburgh, NY; the Santa Cruz Sentinel (Santa Cruz, CA); The Daily Item of Sunbury, PA; and the Traverse City Record-Eagle (Traverse City, MI).

The results of the sold newspapers, as well as the gain, are presented as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Further, the results of those newspapers were excluded from our segment results for all periods presented. Results of operations for the six local media newspapers included within discontinued operations for the periods presented were as follows:

(in thousands)

	2006	2005	2004
Revenues	$ 88,322	$ 96,743	$ 97,151
Operating income	$ 20,284	$ 25,219	$ 27,221
Income before income taxes	$ 239,813	$ 25,050	$ 27,223
Income taxes	$ 6,404	$ 10,250	$ 11,011
Net income(*)	$ 233,409	$ 14,800	$ 16,212
Depreciation and amortization	$ 2,431	$ 2,462	$ 2,676

(*) Net income in 2006 included $221.5 million representing the gain on sale and the reversal of a deferred tax valuation allowance related to the utilization of capital loss carryforwards that were previously reserved.

We have reclassified the assets and liabilities of discontinued operations as of December 31, 2005 as follows:

(in thousands)

Assets:	
Accounts receivable – trade, net	$ 9,358
Newsprint inventory	946
Other current assets	144
Total current assets of discontinued operations	10,448
Plant, property and equipment, net(*)	14,841
Goodwill and other intangibles	32,225
Total noncurrent assets of discontinued operations	47,066
Total assets of discontinued operations	$ 57,514
Liabilities:	
Unearned revenue	$ 4,201
Deferred taxes	3,695
Other payables	468
Total liabilities of discontinued operations	$ 8,364

(*) Excludes approximately $5.2 million of real property from the period presented which will be transferred in later periods, subject to satisfaction of environmental conditions. We have no significant continuing involvement in these operations.

Sale of equity interest in Economia
In December 2006, we completed the sale of our 23% interest in Economia, a publishing company with newspapers in the Czech Republic and Slovakia, to majority owner Verlagsgruppe Handelsblatt GmbH for cash consideration of approximately $20 million. We recorded a gain from the sale of $14.3 million which was included in equity in earnings of associated companies. The transaction was largely tax free as the reversal of a deferred tax valuation allowance related to the utilization of capital loss carryforwards offset the tax on capital gains on the sale. Proceeds were used to pay down debt.

2005
Disposition of F.F. Soucy Inc.
In April 2005, we concluded the sale of our 39.9% minority interest in F.F. Soucy Inc., a Canadian newsprint mill, to its majority owner, Brant-Allen Industries, Inc. The proceeds from the sale price of $40 million in cash were used to pay down debt. We recorded an after-tax gain of $9.4 million related to this transaction.

Write-Down and disposition of CNBC International and World
In December 2005, we completed the disposal of our 50% interests in both CNBC Europe and CNBC Asia (collectively CNBC International), as well as our 25% interest in CNBC World, to NBC Universal for nominal consideration pursuant to a 2005 agreement.

In the second quarter of 2005, in connection with the binding agreement reached with NBC Universal, we determined that an other-than-temporary decline in the value of our investments in CNBC International and CNBC World had occurred and, as a result, we recorded a charge of $35.9 million ($36.7 million, including taxes), largely reflecting the write-down of the investments' carrying value ($32 million), with the remainder primarily reflecting the additional firmly committed cash payment for which we received no future economic benefit.

2004
Disposition of non-news assets of VWD
On April 2, 2004, simultaneous with our acquisition of the remaining interest in the news operations of VWD, VWD sold its non-news assets to a third party, resulting in cash proceeds to us of $6.7 million. As a result of this sale, we recorded an after-tax gain of $1.8 million in the second quarter of 2004. Following the transaction, we had no involvement in the continuing operations of the disposed business. The consideration was received at the time of the sale and a gain was recognized pursuant to the guidance in Staff Accounting Bulletin Topic 5E.

NOTE 5: RESTRUCTURING AND OTHER ITEMS

Restructuring and other items, net included in operating expenses were as follows:

(in thousands)

	2006	2005	2004
Severance	$ 46,197	$ 11,367	$ 6,813
Gain on sale of certain fixed assets	(3,139)	-	-
Other exit costs	-	-	(120)
Reversal of lease obligation reserve - WFC	-	-	(2,761)
Total	$ 43,058	$ 11,367	$ 3,932

Restructuring actions have been recorded in accordance with SFAS 112, "Employers' Accounting for Postemployment Benefits" or SFAS 146, "Accounting for the Costs Associated with Exit or Disposal Activities," as appropriate. The estimated employee severance payments described below were based on predetermined criteria of existing benefit plans and were therefore recorded when the liability was considered probable and reasonably estimable as required by SFAS 112.

The following table displays the activity and balances of the restructuring reserve accounts through December 31, 2006:

(in thousands)	December 31 2005 Reserve	2006 Expense	Non-cash	Cash Payments	December 31 2006 Reserve(*)
Employee severance – 2006	$ -	$46,197	$(644)	$(18,578)	$26,975
Employee severance – 2005	4,596	-	-	(2,952)	1,644
Employee severance – 2004	2,854	-	-	(1,301)	1,553
Total	$7,450	$46,197	$(644)	$(22,831)	$30,172

(*)The remaining reserve relates primarily to continuing payments for employees that have already been terminated and is expected to be paid through 2009. The workforce reductions related to our restructuring actions are expected to be paid during 2007 ($26.7 million), 2008 ($1.9 million) and thereafter ($1.6 million).

2006

In the fourth quarter of 2006, we recorded a restructuring charge of $15.4 million, primarily reflecting employee severance related to a workforce reduction of about 160 full-time employees in connection with the restructuring of our enterprise media segment following our recent acquisition of Factiva as well as other initiatives.

During the second quarter of 2006, we recorded a net charge of $6.8 million, consisting of a restructuring charge of $9.9 million, partially offset by a gain of $3.1 million on the sale of certain fixed assets. The restructuring primarily reflected the elimination of certain positions in technology, circulation and administrative support in favor of outsource vendors. In total, approximately 250 full-time and 500 part-time employees were affected.

During the first quarter of 2006, we recorded a charge of $20.9 million related to the reorganization of our business as described in Note 14. The charge primarily comprised employee severance related to the elimination of certain senior level positions, as well as additional workforce reductions at other areas of the business identified as part of the reorganization. In total, approximately 65 full-time employees were affected.

The workforce reductions related to the fourth quarter 2006 restructuring action is expected to be completed by the third quarter of 2007 while the other 2006 restructuring actions are substantially complete.

2005

In the second quarter of 2005, we recorded a severance charge of $11.4 million, related to a workforce reduction of about 120 full-time employees. Most of the charge related to our efforts to reposition our international print and online operations but also included staff reductions at other parts of the business.

2004

During 2004, we recorded a net charge of $3.9 million, including a severance charge of $6.8 million, partially offset by a reversal of a $2.8 million reserve related to an office lease. The $6.8 million charge primarily related to a workforce reduction of about 100 employees in connection with our decision to publish FEER as a monthly periodical beginning in December 2004, with the balance of the charge related to headcount reductions in circulation and international operations. The reversal of the remaining lease obligation of $2.8 million related to a previously abandoned floor at our headquarters at the World Financial Center which sustained damage as a result of the terrorist attacks and was subsequently reoccupied.

NOTE 6: INVESTMENTS IN ASSOCIATED COMPANIES, AT EQUITY

At December 31, 2006, the principal components of Investments in Associated Companies, at Equity were the following:

Investment	Ownership %	Description of business
SmartMoney	50	Publisher of SmartMoney magazine and SmartMoney.com, serving the private-investor market throughout the U.S. and Canada, in partnership with Hearst Corp.
STOXX, Ltd.	33	Provides and services the Dow Jones STOXX(sm) indexes, Europe's leading regional equity indexes.
Vedomosti	33	Publisher of an independent business newspaper in Russia, with Pearson and Independent Media.

In December 2006, we acquired the remaining 50% interest of Dow Jones Reuters Business Interactive LLC (Factiva) that we did not already own from our joint venture partner, Reuters Group Plc. (Reuters), and we also completed the sale of our 23% interest in Economia as described in Note 4. Prior to the acquisition, we had performed several services on behalf of Factiva, including some billing and collections of receivables and payroll services, in addition to leasing office space to Factiva. At December 31, 2005, other receivables included a net amount due from Factiva of $8.9 million. Our revenues during 2006, 2005 and 2004 included content and licensing fees and rental income from Factiva of $24.6 million, $21.8 million and $16.3 million, respectively.

Included in our revenues are licensing revenues from STOXX, Ltd. of $6.3 million in 2006, $5.6 million in 2005 and $4.7 million in 2004. Our revenues during 2006 also included content and licensing fees from Vedomosti of $2.3 million. At December 31, 2006, other receivables included a net amount due from Vedomosti of $1.3 million.

Required summarized financial information for our equity-basis investments in associated companies, combined, was as follows (these amounts are in aggregate at 100% levels through the date of disposition, if applicable). The majority of these investments are partnerships, which require the associated tax benefit or expense to be recorded by the partner.

(in thousands)	2005(*)
Income statement information:	
Revenues	$ 530,195
Operating income	18,707
Net income	10,165
Financial position information:	
Current assets	$ 185,087
Noncurrent assets	60,573
Current liabilities	102,532
Noncurrent liabilities	14,926
Equity	128,202

(*) Includes the results of CNBC International and CNBC World through December 2005 and F.F. Soucy Inc. through April 2005. Refer to Note 4 for a further discussion of our disposition of these investments.

NOTE 7: DEBT

The following table summarizes our debt outstanding for the periods presented:

(in thousands)	December 31 2006	December 31 2005
Commercial paper, at rates of 5.32% to 5.40%	$222,124	$247,467
3.875% Senior Notes due February 15, 2008	224,962	224,928
Total debt outstanding	$447,086	$472,395

Debt outstanding at December 31, 2006 was $447.1 million which consisted of bonds totaling $225 million due February 15, 2008 and commercial paper of $222.1 million with various maturities of less than a year. As of December 31, 2006, we have available credit agreements totaling $485 million: $185 million through June 23, 2011 and $300 million through June 21, 2009 under our multiyear revolving credit agreements with several banks. It is currently our intent to manage our commercial paper borrowings as short-term obligations.

During 2006, we made a $202 million contract guarantee settlement payment, as discussed in Note 8, which was financed with commercial paper. This debt was subsequently extinguished in 2006 from the proceeds of divestitures and cash from operations.

On June 23, 2006, we entered into a 5-year revolving credit agreement for $185 million to replace the $140 million revolving credit agreement that expired on June 24, 2006. Also on June 23, 2006, we amended the $300 million revolving credit agreement to conform our restrictive covenants to that of the $185 million facility. The revolving credit agreements contain restrictive covenants, including a limitation on the ratio of consolidated indebtedness to consolidated cash flow of 3.5x. At December 31, 2006, we were in compliance with respect to all restrictive covenants then in effect, with the leverage ratio equaling approximately 1.8x.

Borrowings under the revolving credit agreements may be made either in Eurodollars with interest that approximates the applicable Eurodollar rate or in U.S. dollars with interest that approximates the bank's prime rate, our certificate of deposit rate or the federal funds rate. A quarterly fee is payable on the commitments which we may terminate or reduce at any time. The quarterly fee, which is dependent on our debt rating issued by S&P and Moody's, was .08% at December 31, 2006. As of December 31, 2006 and December 31, 2005, no amounts were borrowed under the revolving credit lines.

Interest payments were $29.8 million in 2006, $16.3 million in 2005 and $3.8 million in 2004.

NOTE 8: CONTRACT GUARANTEE

On March 13, 2006, we entered into a definitive settlement agreement to conclude all litigation relating to our obligations under a contract guarantee issued in 1995 to Cantor Fitzgerald Securities (Cantor) and Market Data Corporation (MDC). Pursuant to the settlement agreement, we paid an aggregate of $202 million to Cantor and MDC, which was below the $265 million contractual obligation that we had previously accrued. Accordingly, we recorded a benefit in the first quarter of 2006 of $62.6 million, representing the difference between the reserve and the settlement amount. For tax purposes, the settlement payment was treated as a capital loss.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Commitments for capital expenditures amounted to $8.1 million at December 31, 2006.

Noncancelable leases require minimum rental payments through 2020 totaling $319.2 million. Payments required for the years 2007 through 2011 are as follows:

(in thousands)

	2007	2008	2009	2010	2011
Minimum Rental Payments	$55,895	$48,680	$42,610	$30,350	$26,817

These leases are principally for office space and equipment and contain renewal and escalation clauses. Total rental expense amounted to $57 million in 2006, $59 million in 2005 and $60 million in 2004.

Other Guarantees and Contingencies

There are various libel actions, legal proceedings and other matters that have arisen in the ordinary course of business that represent possible contingencies of ours and our subsidiaries. In our opinion, based on advice of legal counsel, the ultimate outcome to us and our subsidiaries as a result of these legal proceedings and other matters will not have a material effect on our financial statements. In addition, we have insurance coverage for many of these matters.

Our bylaws provide for indemnification of officers and directors prosecuted in a criminal action or sued in a civil action or proceeding to the full extent permitted by the Delaware General Corporation Law. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited; however, we maintain directors' and officers' liability and corporation reimbursement insurance for the benefit of our directors and officers. The policy provides coverage for certain amounts paid as indemnification pursuant to the provisions of Delaware law and our bylaws. As a result of our insurance coverage, we believe that the estimated fair value of these indemnification provisions is minimal.

We enter into indemnification agreements in our ordinary course of business, typically with companies from which we are acquiring or to which we are selling businesses, partners in joint ventures, licensees and licensors, and service providers and contractors. Under these agreements we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, as a result of our activities or our breach of the agreement in question or in connection with any intellectual property infringement claim by any third party with respect to our products. These indemnification obligations generally survive termination of the underlying agreement, either for some set number of years or perpetually. In some cases, the maximum potential amount of future payments we could be required to make under these indemnification obligations is unlimited. We believe that the estimated fair value of these indemnity obligations is minimal and we have no liabilities recorded for these obligations as of December 31, 2006. We have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Newsprint is our single most important raw material and represented approximately 8% of our total operating expenses in each of the last three years. We have signed long-term contracts with certain newsprint suppliers for a substantial portion of our annual newsprint requirements and have discretion as to the timing of such purchases.

NOTE 10: PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS 158 requires financial statement recognition of the overfunded or underfunded status of the obligations associated with defined benefit pension, retiree healthcare and other postretirement plans. We adopted SFAS 158 as of December 31, 2006, when it was effective for us, and the impact on our financial statements, for all benefit plans taken as a whole, was not significant. The adoption of SFAS 158 had no effect our results of operations.

Employee Pensions

We provide retirement plans for a majority of our employees who meet specific length of service requirements through several plans.

Our defined contribution plans cover a majority of our employees. The 401(k) Savings Plans are based on a fixed percentage of compensation and allow an employer matching opportunity up to a specified percentage. The contribution for each employee is limited to the amount deductible for income tax purposes. The annual cost of the plan is funded currently. The total costs related to defined contribution plans, on a continuing operations basis, amounted to $45.7 million in 2006, $44.4 million in 2005 and $43.7 million in 2004.

Substantially all employees who are not covered by the defined contribution plans are covered by defined benefit pension plans. Our defined benefit pension plan benefits are based on years of service and compensation. The total cost of these defined benefit plans was $12.1 million in 2006, $5.8 million in 2005 and $2.8 million in 2004.

Postretirement Benefits other than Pensions

For a majority of our full-time employees, we sponsor defined benefit postretirement medical plans which provide lifetime health care benefits to retirees who meet specified length of service and age requirements, and their eligible dependents. The plans are unfunded.

Plan amendments

In the fourth quarters of 2006 and 2005, we announced modifications to the coverage under our prescription drug plans which affect certain current employees and retirees. The modification in 2006 required certain employees and retirees to contribute a greater percentage of medical costs than they had previously. The modification in 2005 required the substitution of the Medicare Part D prescription drug program (or a plan that matches the provisions of the Medicare Part D prescription drug program) beginning in 2007 in place of our current drug plan. In addition, certain new employees hired after January 1, 2006 will not be eligible for any retiree health care benefits. Instead, those employees will be eligible for Medicare benefits. These modifications apply only to benefits that come into effect after retirement.

Defined Benefit Plans - Obligations and Funded Status

Our defined pension and other postretirement benefit plans, which are measured at December 31, were as follows:

(in thousands)	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 208,095	$ 181,266	$ 261,230	$ 258,359
Service cost	6,425	5,932	8,910	9,937
Interest cost	11,440	10,498	13,639	14,718
Plan participant contributions	-	-	1,349	1,315
Plan amendments	1,871	315	(29,511)	(27,130)
Effect of curtailment/settlement[1]	(3,968)	-	(158)	-
Actuarial (gain) loss	(7,560)	20,344	(11,551)	14,261
Benefits paid	(10,998)	(10,260)	(10,446)	(10,230)
Retiree Drug Subsidy	-	-	638	-
Projected benefit obligation at December 31	$ 205,305	$ 208,095	$ 234,100	$ 261,230
Change in Plan Assets				
Fair value of plan assets at January 1	$ 157,664	$ 159,425		
Actual return on plan assets	16,187	5,995		
Employer contribution	10,042	2,504	$ 9,097	$ 8,915
Plan participant contributions	-	-	1,349	1,315
Benefits paid	(10,998)	(10,260)	(10,446)	(10,230)
Fair value of plan assets at December 31	$ 172,895	$ 157,664	$ -	$ -
Funded status at December 31	$ (32,410)	$ (50,431)	$ (234,100)	$ (261,230)
Amounts Recognized in the Statement of Financial Position Consist of:				
Noncurrent assets	$ 2,100	$ 3,500		
Current liabilities	(322)	-	$ (10,115)	$ (8,307)
Noncurrent liabilities	(34,188)	(39,525)	(223,985)	(221,890)
Accumulated other comprehensive income	-	47,352	-	
Net amount recognized	$ (32,410)	$ 11,327	$ (234,100)	$ (230,197)
Components of Accrued Benefit Costs in 2005				
Funded status	$ -	$ (50,431)	$ -	$ (261,230)
Unrecognized actuarial loss	-	58,952	-	81,912
Unrecognized prior service cost	-	2,806	-	(50,879)
Accrued benefit costs	$ -	$ 11,327	$ -	$ (230,197)
Amounts Recognized in Accumulated other Comprehensive Income in 2006 Consist of:				
Net loss	$ 40,153	$ -	$ 67,425	$ -
Prior service cost (credit)	1,529	-	(76,250)	-
Total[2]	$ 41,682	$ -	$ (8,825)	$ -

[1] The plan curtailment in 2006 related to the sale of six local media newspaper businesses, as discussed in Note 4, as we recorded additional defined benefit obligations reflecting special termination benefits and curtailment losses.

[2] The estimated net loss and prior service cost for the defined pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 is approximately $2 million and $0.5 million, respectively. The estimated prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefic cost during 2007 is approximately $6 million.

The accumulated benefit obligation for the defined benefit pension plans was $194.8 million and $193.8 million as of December 31, 2006 and 2005, respectively.

Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

(in thousands)

Net Periodic Benefit Cost	Pension Benefits 2006	Pension Benefits 2005	Pension Benefits 2004	Other Postretirement Benefits 2006	Other Postretirement Benefits 2005	Other Postretirement Benefits 2004
Service cost	$ 6,425	$ 5,932	$ 5,274	$ 8,910	$ 9,937	$ 8,240
Interest cost	11,440	10,498	10,301	13,639	14,718	13,246
Expected return on plan assets	(12,452)	(13,196)	(13,117)	-	-	-
Amortization of prior service cost	698	748	724	(4,038)	(1,730)	(1,433)
Recognized actuarial loss	3,517	1,821	798	2,541	2,303	813
Special termination benefits(*)	1,897	-	-	-	-	-
Plan curtailment(*)	553	-	(1,138)	134	-	-
Total periodic benefit cost	$ 12,078	$ 5,803	$ 2,842	$ 21,186	$ 25,228	$ 20,866
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income in 2006						
Net actuarial (gain) loss	$ (7,199)	$ -	$ -	$ 67,425	$ -	$ -
Prior service (credit) cost	1,529	-	-	(76,250)	-	-
Total recognized in other comprehensive income	$ (5,670)	$ -	$ -	$ (8,825)	$ -	$ -
Total recognized in net periodic benefit cost and other comprehensive income	$ 6,408	$ -	$ -	$ 12,361	$ -	$ -

(*) The plan curtailment and special termination benefits in 2006 related to the sale of six local media newspaper businesses. The plan curtailment in 2004 related to a reduction in plan participants as a result of the repositioning of the Far Eastern Economic Review to a monthly publication.

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31

(in millions)

	2006	2005
Projected benefit obligation	$ 196.8	$ 200.1
Accumulated benefit obligation	187.3	187.8
Fair value of plan assets	162.5	148.2

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits 2006	Pension Benefits 2005	Other Postretirement Benefits 2006	Other Postretirement Benefits 2005
Discount Rate	5.91%	5.59%	6.00%	5.63%
Salary Scale	3.28%	3.00%	n/a	n/a

Weighted-average assumptions used to determine net cost at December 31:

	Pension Benefits 2006	Pension Benefits 2005	Pension Benefits 2004	Other Postretirement Benefits 2006	Other Postretirement Benefits 2005	Other Postretirement Benefits 2004
Discount Rate	5.59%	5.80%	6.20%	5.63%	5.88%	6.25%
Expected Asset Return	8.53%	8.51%	8.44%	n/a	n/a	n/a
Salary Scale	3.00%	3.00%	3.00%	n/a	n/a	n/a

Basis for determining the discount rate
Our discount rate was determined by projecting the plans' expected future benefit payments, as defined for the projected benefit obligations, and discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

Basis for determining the expected asset return
The expected long-term rate of return on assets assumption for the defined benefit plan was based on gross expected rates of return less anticipated expenses. The gross expected rates of return are the sum of expected real rates of return plus anticipated inflation. Real rates of return were derived for each asset class based on historical rates of returns. The anticipated inflation rate was then added to these expected real returns to arrive at the expected long-term rate of return on asset assumption. The expected long-term rate is then compared to actual historic investment performance of the plan assets and evaluated through consultation with investment advisors.

Health care cost trend rate
A 9% annual rate of increase in the per capita costs of covered health care benefits was assumed for 2007, gradually decreasing to 5% by the year 2013 and remaining at that rate thereafter. Our health care cost trend rate assumed for 2006 was 9% decreasing to 5% by the year 2012.

A one percentage point change in the assumed health care cost trend rates would have had the following effects in 2006:

(in thousands)	1% Increase	1% Decrease
Accumulated postretirement benefit obligation as of December 31, 2006	$ 41,120	$ (34,645)
Total service and interest cost for 2006	4,890	(3,963)

Defined Benefit Pension Plan Assets
The defined benefit pension plan's investment objective is to maximize long-term total return through a combination of income and capital appreciation with a prudent investment practice and assumption of a moderate risk level. We provide guidance to the investment manager who has responsibility for asset allocation within the following ranges: equity investments between 25% to 75%, debt securities between 25% to 75%, and cash equivalents from 0% to 50%. In addition, the investment manager may not allocate more than 35% to a specific industry or more than 5% to an individual company.

Pension plan asset allocation at December 31, 2006 and 2005 and the target allocation for 2007 are as follows:

	Allocation as of December 31		Target Allocation
Asset Category	2006	2005	2007
Equity securities	71%	69%	65%
Debt securities	29%	31%	35%
	100%	100%	100%

Expected Contributions
We expect to make approximately $7 million of contributions to fund the pension plans in 2007.

Expected Future Benefit Payments
We expect to pay the following benefit payments, which reflect expected future service:

(in thousands)	Pension Benefits	Other Post Retirement Benefits
2007	$11,101	$11,093
2008	11,365	11,183
2009	11,644	11,492
2010	11,873	11,815
2011	12,228	12,339
2012-2016	72,160	71,436

NOTE 11: INCOME TAXES

The components of consolidated income from continuing operations before income taxes and equity earnings were as follows:

(in thousands)	2006	2005	2004
Domestic	$ 175,994	$ 143,808	$ 191,334
Foreign	(39,937)	(53,099)	(62,804)
Income from continuing operations before income taxes and equity earnings	$ 136,057	$ 90,709	$ 128,530

The following is a reconciliation of income tax expense from continuing operations to the amount derived by multiplying income from continuing operations before income taxes and equity earnings by the statutory federal income tax rate of 35%.

(dollars in thousands)	2006	% of Income Before Taxes	2005	% of Income Before Taxes	2004	% of Income Before Taxes
Income before income taxes and equity earnings multiplied by statutory federal income tax rate	$ 47,620	35.0%	$ 31,748	35.0%	$ 44,985	35.0%
State and foreign taxes, net of federal income tax effect	5,009	3.7	3,708	4.1	6,366	5.0
Nondeductible capital loss, net of utilization	(21,927)	(16.1)	754	0.8	2,426	1.9
Resolution of certain income tax matters[1]	(21,147)	(15.5)	(9,148)	(10.1)	(7,151)	(5.6)
Other, net	(1,585)	(1.2)	(908)	(1.0)	(1,580)	(1.2)
Total income taxes[2]	$ 7,970	5.9%	$ 26,154	28.8%	$ 45,046	35.0%

[1] Certain income tax matters impacted the rates of the respective years as follows:

2006
In the fourth quarter of 2006, we recorded a tax benefit of $13.9 million as a result of a favorable resolution of certain federal and state tax matters. In October 2006, an agreement was concluded pursuant to the tax treaty between the U.S. and the United Kingdom which eliminated the uncertainty of deducting certain foreign losses for U.S. tax purposes. In addition, certain state statutes of limitations expired during the fourth quarter and as a result we adjusted our tax accounts accordingly.

In the third quarter of 2006, we recorded a tax benefit of $7.2 million and related interest income of $0.4 million as a result of a favorable resolution of certain state matters reflecting the expiration of statute of limitations and a federal tax refund.

2005
In the fourth quarter 2005, we received a federal tax refund, including interest, related to the settlement of claims from previously filed returns. Pursuant to the settlement of these claims, during the fourth quarter of 2005, we recorded an adjustment of $8 million to our tax accounts and recorded interest income of $1.4 million ($0.9 million, net of taxes). The total impact of these items was an increase in net income of $8.9 million. Additionally, in the third quarter 2005, we recorded an adjustment of $1.1 million to our tax accounts as a result of other tax matters.

2004
Income tax expense in 2004 included tax benefits of $7.2 million as a result of the favorable resolution of certain federal tax matters primarily reflecting the expiration of statute of limitations.

[2] The sum of the individual amounts may not equal the total due to rounding.

Consolidated income tax expense from continuing operations was as follows:

(in thousands)	Federal	State	Foreign	Total
2006				
Currently payable	$ 22,617	$ (7,576)	$ 7,028	$ 22,069
IRS 2001 federal audit tax refund	(2,841)	-	-	(2,841)
Deferred	(6,900)	(4,263)	(95)	(11,258)
Total	$ 12,876	$ (11,839)	$ 6,933	$ 7,970
2005				
Currently payable	$ 42,026	$ 5,193	$ 4,374	$ 51,593
IRS 1999-2000 federal audit tax refund	(6,417)	-	-	(6,417)
Deferred	(12,508)	(6,507)	(7)	(19,022)
Total	$ 23,101	$ (1,314)	$ 4,367	$ 26,154
2004				
Currently payable	$ 11,887	$ 15,359	$ 5,249	$ 32,495
Deferred	19,310	(6,203)	(556)	12,551
Total	$ 31,197	$ 9,156	$ 4,693	$ 45,046

Our combined current and noncurrent deferred taxes at December 31, 2006 and 2005 consisted of the following deferred tax assets and liabilities:

(in thousands)	Deferred Tax Assets		Deferred Tax Liabilities	
	2006	2005	2006	2005
Depreciation			$ 82,908	$ 86,815
Employee benefit plans, including deferred compensation	$ 170,192	$ 148,133		
Investments			3,138	1,022
Intangibles			44,361	24,523
Leases	5,663	6,008		
Capital loss carryforward	7,235	61,328		
Unrecognized capital loss carryforward	7,607	108,943		
Income tax valuation allowance for capital loss carryforward	(14,842)	(170,271)		
Net operating loss carryforward - acquired	11,485	36,577		
Other	12,578	11,941	27,554	31,661
Total deferred taxes	$ 199,918	$ 202,659	$ 157,961	$ 144,021

Capital Loss Carryforward Valuation Allowance

Approximately $8 million of the loss carryforward is recognized for tax purposes and will expire in 2010. In 2006, through divestitures, we generated tax capital gains of approximately $264 million, which were offset by a tax capital loss of $202 million resulting from the contract guarantee settlement in early 2006 and available capital loss carryforwards. At the end of 2006, approximately $93 million of available capital loss carryforwards expired.

Net Operating Loss Carryforward- acquired

As part of the MarketWatch acquisition, we acquired a net operating loss carryforward of approximately $113.9 million (a deferred tax asset of about $43.9 million). Approximately $90 million of this loss carryforward was utilized through 2006. As of December 31, 2006, the remaining loss carryforward was $23.9 million (a deferred tax asset of about $11.5 million). As of December 31, 2005, the remaining loss carryforward was $93.9 million (a deferred tax asset of about $36.6 million).

Income Taxes Paid, net

Income tax payments were $28.4 million in 2006, $16.7 million in 2005 and $39.6 million in 2004.

NOTE 12: CAPITAL STOCK

Common stock and class B common stock have the same dividend and liquidation rights. Class B common stock has ten votes per share, free convertibility into common stock on a one-for-one basis and can be transferred in class B form only to members of the stockholder's family and certain others affiliated with the stockholder.

As of December 31, 2006, approximately $326.4 million remained under board authorization for share repurchases.

NOTE 13: EARNINGS PER SHARE AND SHARE-BASED COMPENSATION PLANS

Earnings Per Share

Basic and diluted earnings per share have been computed as follows:

(in thousands, except per share amounts)

	2006 [2]	2005 [2]	2004 [2]
Income from continuing operations	$ 153,155	$ 45,595	$ 83,336
Income from discontinued operations	233,409	14,800	16,212
Net income	$ 386,564	$ 60,395	$ 99,548
Weighted-average shares outstanding – basic	83,254	82,751	81,878
Effect of dilutive securities:			
Stock options	31	139	120
Other, principally contingent stock rights	440	299	287
Weighted-average shares outstanding – diluted [1]	83,725	83,189	82,285
Earnings per basic share:			
Continuing operations	$ 1.84	$ .55	$ 1.02
Discontinued operations	2.80	.18	.20
Earnings per basic share	$ 4.64	$ .73	$ 1.22
Earnings per diluted share:			
Continuing operations	$ 1.83	$ .55	$ 1.01
Discontinued operations	2.79	.18	.20
Earnings per diluted share	$ 4.62	$ .73	$ 1.21

[1] The diluted average shares outstanding have been determined using the treasury stock method, which assumes the proceeds from the exercise of outstanding options were used to repurchase shares at the average market value of the stock during the year.

[2] Options to purchase 9,074,000 shares in 2006 at an average price of $52.36, options to purchase 9,114,000 shares in 2005 at an average price of $53.20 and options to purchase 8,474,000 shares in 2004 at an average price of $54.85 have been excluded from the diluted earnings per share calculation for each respective year because the options' exercise prices were greater than the average market price during the year and to include such securities would be antidilutive.

Share-Based Compensation Plans

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). This statement eliminated the alternative to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and its related interpretations, to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award. That cost is recognized in the consolidated statement of income over the period during which an employee is required to provide services in exchange for the award, usually the vesting period.

We adopted SFAS 123R and the related FASB Staff Positions using the modified prospective application, one of several alternative transition methods, when it became effective on January 1, 2006. Accordingly, prior period amounts were not restated. Prior to the adoption of SFAS 123R, we applied APB 25 and charged against income the stock-based compensation expense for the share-based plans other than stock options - principally in relation to our contingent stock rights, restricted stock units and restricted stock award plans. The incremental stock-based compensation expense recorded during the twelve months ended December 31, 2006 was $5.1 million ($3.1 million after taxes, or $.04 per share).

Had our stock-based compensation been determined by the fair-value based method of SFAS 123R during 2005 and 2004, as it was during 2006, our net income and earnings per share would have been as follows:

(in thousands, except per share amounts)

	2006[1]	2005	2004
Net income, as reported	$ 386,564	$ 60,395	$ 99,548
Add: Stock-based compensation expense included in reported net income, net of taxes	13,031	6,023	5,272
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of taxes [2]	(13,031)	(8,296)	(27,354)
Adjusted net income	$ 386,564	$ 58,122	$ 77,466
Earnings per basic share:			
As reported	$ 4.64	$ .73	$ 1.22
As adjusted	$ 4.64	$ .70	$ .95[3]
Earnings per diluted share:			
As reported	$ 4.62	$ .73	$ 1.21
As adjusted	$ 4.62	$ .70	$ .94[3]

[1] Net income and earnings per share for the year ended December 31, 2006 as reported and adjusted are the same since stock-based compensation expense was calculated under the provisions of SFAS 123R and was presented for comparative purposes.

[2] Total stock-based compensation expense for all awards presented in the table above is net of taxes of $8.6 million, $5.5 million and $18 million for 2006, 2005 and 2004, respectively.

[3] Includes a reduction of approximately 11 cents as a result of our decision to accelerate the vesting of certain options.

The following table provides the estimated fair value, under the Black-Scholes option-pricing model, of each option granted in 2006, 2005 and 2004 and the significant weighted-average assumptions used in their determination. The expected life represents an estimate of the period of time stock options are expected to remain outstanding based on the historical exercise behavior of employees. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant corresponding with the expected life of such grant. Similarly, the expected volatility was estimated based on the historical volatility over the term of the expected life, while the expected dividend yield was based on historical dividend payments.

Options under Stock Options Plans	Fair Value	Risk-Free Interest Rate	Dividend Yield	Expected Life (years)	Volatility
2006	$10.39	4.7%	2.6%	6.0	28.5%
2005	9.53	3.7	2.4	5.0	27.7
2004	13.45	3.0	1.7	5.0	29.0

The Dow Jones 2001 Long-Term Incentive Plan (the plan) provides for the grant of contingent stock rights, stock options, restricted stock, restricted stock units and other stock-based awards (collectively, "plan awards"). The Compensation Committee of the Board of Directors administers the plan. Under the plan, common stock may be granted for plan awards through March 31, 2011. We utilize treasury stock to satisfy exercises of stock options and vesting of other share-based awards. At December 31, 2006, there were approximately 2.9 million shares available for future grants under the 2001 plan. The total compensation cost related to nonvested stock-based awards not yet recognized was $21 million as of December 31, 2006 and this is expected to be recognized over a weighted-average period of approximately one and one-half years.

Stock options

Options for shares of common stock may be granted under existing plans at not less than the fair market value of the common stock on the date of grant. In the fourth quarter of 2004, with approval from our Board of Directors, we announced the acceleration of 2.2 million stock options, representing all outstanding unvested options granted after 2002. Our decision to accelerate the vesting of certain outstanding stock option grants was made as part of a broad review of long-term incentive compensation in light of changes in market practices and accounting changes. Other changes implemented beyond accelerating the vesting of certain options included reducing overall equity grant levels, a change in the mix of grants and applying a three-year "cliff" vesting schedule to future grants of stock options. Accordingly, all options outstanding at December 31, 2006 and December 31, 2005 were exercisable other than the 2006 and 2005 grants which will vest and become exercisable three years from the respective date of grant. Options expire 10 years from the date of grant.

The activity with respect to options under our stock option plans was as follows:

(shares in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	9,474	$51.81		
Granted	675	38.07		
Exercised	(385)	32.62		
Terminated/Canceled	(585)	52.33		
Balance at December 31	9,179	$51.57	5.1	$2,796
Options exercisable at December 31	8,041	$53.31	4.6	$2,629

The weighted-average grant date fair value of options granted during 2006, 2005 and 2004 were $10.39, $9.53 and $13.45, respectively. The total intrinsic value of options exercised during 2006, 2005 and 2004 were $1.3 million, $14.3 million and $2.4 million, respectively.

The activity with respect to nonvested options under our stock option plans was as follows:

(shares in thousands)	Shares	Weighted-Average Fair Value [1]	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Nonvested balance at January 1	531	$9.53		
Granted	675	10.39		
Terminated/Canceled	(67)	9.96		
Nonvested balance at December 31 [2]	1,139	$10.01	8.7	

[1] Represents weighted-average fair value of stock option award at date of grant.

[2] We expect approximately 90% of the nonvested balance to vest.

Options outstanding at the end of 2006 are summarized as follows:

(shares in thousands)	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Intrinsic Value(*)	Shares	Weighted-Average Exercise Price	Intrinsic Value(*)
$3.04 to $34.21	150	$20.56	6.7	$2,617	150	$20.56	$2,617
$34.38 to $39.11	676	38.02	9.1	179	9	36.95	12
$40.64 to $49.85	2,617	45.32	5.2		2,146	46.24	
$50.75 to $55.16	3,384	53.69	5.0		3,384	53.69	
$55.22 to $60.45	1,554	59.51	4.1		1,554	59.51	
$62.75 to $73.25	789	64.24	3.1		789	64.24	
$87.67 to $170.16	9	124.86	2.7		9	124.86	
Balance at December 31, 2006	9,179	$51.57	5.1	$2,796	8,041	$53.31	$2,629
Five most highly-compensated executives	1,355	$51.03	5.6	$ -	1,065	$54.15	$ -
All others	7,824	51.67	5.0	2,796	6,976	53.01	2,629
Total	9,179	$51.57	5.1	$2,796	8,041	$53.31	$2,629

(*) Represents the excess of the closing price of our common stock on December 29, 2006 ($38.00), over the respective exercise price of the options multiplied by the number of in-the-money options at December 31, 2006.

Contingent stock rights

Contingent stock rights, granted under the Long-Term Incentive Plan, entitle the participant to receive future payments in the form of common stock, cash or a combination of both. The participant is also paid a dividend on these contingent stock rights during the performance period, which is treated as compensation expense over this period. The compensation ultimately received will depend on the extent to which specific performance criteria are achieved during the respective performance period (three years for 2006, 2005 and 2004 grants; four years for prior grants), as determined by the compensation committee. Compensation finally awarded could be less than or equal to that specified in the right, but cannot exceed the right.

The activity with respect to the number of contingent stock rights outstanding was as follows:

(in number of stock rights)	
Balance at January 1, 2006	1,106,000
Granted	436,000
Final awards(*)	(121,000)
Terminated/Canceled	(135,000)
Balance at December 31, 2006	1,286,000

(*) The combined market value of the final shares awarded in 2006 was $4.7 million based on the stock price on the date of award.

Contingent Stock Rights Outstanding:

Performance Period	Total
2003-2006	262,000
2004-2006	231,000
2005-2007	377,000
2006-2008	416,000
Total	1,286,000

Restricted stock units and Restricted stock awards

Restricted stock units cliff vest at the end of three years from the date of grant and are payable in common stock. Any dividends accrued during this period would be payable at the end of the three year period in cash.

The vesting of restricted stock awards may be conditional upon the completion of a specified period of employment, upon attainment of specified performance goals, and/or any other such criteria as the Compensation Committee may determine. During 2006 and 2005 we granted restricted stock awards with a market value of $0.6 million and $1.2 million, respectively.

The activity with respect to restricted stock units and restricted stock award outstanding was as follows:

(in number of units or awards)	Restricted Stock	
	Units	Awards
Balance at January 1, 2006	293,000	37,000
Granted	217,000	78,000
Vested	-	(6,000)
Terminated/Canceled	(47,000)	-
Balance at December 31, 2006(*)	463,000	109,000

(*)We expect that all of the outstanding nonvested units and awards will vest.

Restricted stock units outstanding:

Performance Period	Shares Granted	Average Grant Price	Terminated/ Canceled	Balance
2004-2006	101,000	$52.65	21,000	80,000
2005-2007	220,000	$40.67	35,000	185,000
2006-2008	217,000	$38.31	19,000	198,000
Total	538,000		75,000	463,000

Stock purchase plan

Under the terms of the Dow Jones 1998 Employee Stock Purchase Plan, eligible employees may purchase shares of our common stock based on compensation through payroll deductions or a lump-sum payment. The purchase price for payroll deductions is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. Lump-sum purchases are made during the offering period, which is during the month of July each year, at the lower of 85% of the fair market value of the stock on the first day of the purchase period or the payment date. At December 31, 2006, there were 958,000 shares available for future offerings. Under the plan, we sold 93,000 shares, 104,000 shares and 109,000 shares to employees in 2006, 2005 and 2004, respectively.

NOTE 14: BUSINESS SEGMENTS

Effective February 22, 2006, we established a new organizational structure pursuant to which we organize and report our business segments to align our businesses with the markets they serve. We were previously organized around our channels of distribution – print publishing, electronic publishing and community newspapers. Now, we are organized around our distinct brands (franchises), customers and markets with our business and financial content organizations reported in two separate segments – consumer media and enterprise media, and our local general-interest community newspapers and their online media properties reported in the local media segment. This new approach better aligns our organizational structure, leadership team, and franchises with our strategic and financial goals. Previously reported segment results of operations were restated to reflect these changes, which did not impact net consolidated results of operations. We continue to report certain administrative activities under corporate.

Consumer media is comprised primarily of The Wall Street Journal franchise (including domestic and international print, online, television and radio); and the relatively smaller Barron's (including print, online and conferences) and MarketWatch franchises (including online, newsletters, television and radio). The consumer media segment is an integrated business that offers business and financial information content to the consumer market around the globe. This content is produced to gain readership and ultimately to earn revenue from advertisers and those readers. We manage consumer media as one segment as its products largely comprise the global WSJ brand, and its sales, newsgathering and most production efforts are centralized and shared across the different editions and our various offerings in the segment are highly integrated.

Enterprise media is managed as one segment as it comprises product offerings under the Dow Jones brand and offers business and financial information content to other businesses and financial professionals around the globe. Its exclusive business and financial content is highly valued by its customers. In addition, its product offerings rely on advanced delivery technology to meet customer's needs and part of this segment's overall strategy is to add more value to content with technology-enabled, well-designed and conveniently delivered enhancements and new products. It has a shared information technology infrastructure, including a product development group that develops tools used in all of the offerings. Enterprise media's revenues are primarily subscription-based and the segment is comprised of Dow Jones Newswires, Dow Jones Financial Information Services, Dow Jones Indexes, Dow Jones Reprints/Permissions, Dow Jones Licensing Services and Factiva.

Local media, formerly known as community media, includes the operations of Ottaway Newspapers, which publishes daily newspapers, weekly newspapers and "shoppers" in the U.S.

We evaluate the performance of our segments exclusive of restructuring charges. See Note 5 for a further discussion of these items.

Our operations by reportable business segment, on a continuing basis, were as follows:

Financial Data by Business Segment

(in thousands)	2006	2005	2004
Revenues: (1)			
Consumer media	$ 1,123,476	$ 1,042,656	$ 1,025,782
Enterprise media	408,616	380,340	304,232
Local media	252,211	249,951	244,293
Segment eliminations(2)	(433)	-	-
Consolidated revenues	$ 1,783,870	$ 1,672,947	$ 1,574,307
Income (Loss) Before Income Taxes and Equity Earnings:			
Consumer media	$ 33,987	$ (2,557)	$ 34,843
Enterprise media	102,875	91,502	75,676
Local media	48,200	54,530	61,894
Corporate	(37,420)	(36,019)	(33,528)
Segment operating income	147,642	107,456	138,885
Restructuring and other items, net(3)	(43,058)	(11,367)	(3,932)
Consolidated operating income	$ 104,584	$ 96,089	$ 134,953
Investment income	1,096	2,127	520
Interest expense	(30,173)	(19,255)	(3,740)
Contract guarantee	62,649	(4,090)	(6,933)
Other, net	(2,099)	15,838	3,730
Income from continuing operations before income taxes and equity earnings	$ 136,057	$ 90,709	$ 128,530

(in thousands)		2006	2005	2004
Depreciation and Amortization Expense:				
Consumer media	$	64,915 $	72,296 $	76,897
Enterprise media		21,446	23,279	16,170
Local media		11,022	10,114	8,999
Corporate		127	150	165
Consolidated depreciation and amortization expense	$	97,510 $	105,839 $	102,231
Assets at December 31:				
Consumer media	$	1,025,286 $	1,036,267 $	714,746
Enterprise media		606,943	369,712	228,769
Local media		285,643	274,384	263,515
Segment assets		1,917,872	1,680,363	1,207,030
Assets of discontinued operations		-	53,819	52,723
Cash and investments		37,690	47,790	120,450
Consolidated assets	$	1,955,562 $	1,781,972 $	1,380,203
Capital Expenditures:				
Consumer media	$	60,358 $	32,447 $	36,795
Enterprise media		13,464	10,883	12,740
Local media		17,515	18,646	25,096
Consolidated capital expenditures	$	91,337 $	61,976 $	74,631
Financial Data by Geographic Area				
Revenues:				
United States	$	1,618,884 $	1,522,559 $	1,430,276
International		164,986	150,388	144,031
Consolidated revenues	$	1,783,870 $	1,672,947 $	1,574,307
Plant, Property and Equipment, Net of Accumulated Depreciation:				
United States	$	627,526 $	605,564 $	634,226
International		11,246	10,833	12,035
Consolidated plant, property and equipment, net	$	638,772 $	616,397 $	646,261
Goodwill and Intangible Assets, Net of Accumulated Amortization:				
United States	$	763,932 $	687,462 $	249,772
International		187,279	57,498	52,424
Consolidated goodwill and intangible assets, net	$	951,211 $	744,960 $	302,196

(1) Transactions between segments are not significant and are eliminated in consolidation. Amounts have been restated to conform to the current year presentation.

(2) Represents elimination of content fees charged to Factiva post acquisition.

(3) Restructuring and other items are not included in segment expenses, as management evaluates segment results exclusive of these items. For information purposes, the restructuring and other items allocable to each segment were as follows:

in thousands	2006	2005	2004
Consumer media	$ (29,230)	$ (8,856)	$ (3,580)
Enterprise media	(8,556)	(1,698)	(261)
Local media	(312)	-	-
Corporate	(4,960)	(813)	(91)
Total	$ (43,058)	$ (11,367)	$ (3,932)

NOTE 15: FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Our investments include marketable equity securities, which are carried at their market value. As of December 31, 2006 the market value of these securities was $3 million reflecting an unrealized gain of $0.6 million. As of December 31, 2005, the market value of these securities was $5.1 million reflecting an unrealized gain of $2.6 million. The balance of the other investments is carried at original cost.

The carrying values of our cash and cash equivalents, accounts receivable, accounts payable and commercial paper borrowings approximate fair value. The fair value of our 3-year bonds, determined based on quoted market prices, totaled $221.2 million and $219.1 million at December 31, 2006 and 2005, respectively, compared with a book value of $225 million in both periods.

Foreign Currency Exchange Forward Contracts

We enter into foreign currency exchange forward contracts to mitigate earnings volatility through the use of cash flow hedges. Our revenues are largely collected in U.S. dollars. However, certain anticipated operating expenses are denominated in foreign currencies and accordingly are hedged. Realized gains or losses on foreign currency exchange forward contracts are recognized currently through income and generally offset the transaction gains or losses on the foreign currency cash flows which they are intended to hedge.

During 2006 and 2005 we entered into foreign currency exchange forward contracts to exchange U.S. dollars for the following foreign currencies:

	2006		2005	
(in millions)	Foreign Currency	U.S. Dollar	Foreign Currency	U.S. Dollar
British Pound	3.6	6.9	7.4	12.9
Euro	1.0	1.2	9.1	10.9
Hong Kong Dollar	-	-	5.2	0.7
Japanese Yen	-	-	112.6	1.0

The fair value of the contracts for 2006 and 2005 was an unrealized gain of $0.3 million and an unrealized loss of $0.3 million, respectively.

We also periodically enter into foreign currency exchange forward contracts to limit cash flow and earnings volatility that results from remeasuring certain foreign currency payables at prevailing exchange rates. The unrealized gains or losses of these forward contracts were recognized in Other, net in the income statement and were not outstanding as of December 31, 2006. As of December 31, 2005, we had forward currency exchange contracts outstanding to exchange 10 million British Pounds for $17.2 million, which expired in the first quarter of 2006.

Concentrations of Credit Risk

Financial instruments that potentially could subject us to concentrations of credit risk consist largely of trade accounts receivable. We sell print and electronic information products world-wide to a wide variety of customers in the financial, business and private investor marketplaces. The concentration of credit risk with respect to trade receivables is slight due to the large number and geographic dispersion of customers that comprise our customer base.

NOTE 16: SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth our selected quarterly financial data, adjusted for discontinued operations:

(in millions, except per share amounts)	Quarters				
	First	Second	Third	Fourth	Year(*)
2006					
Revenues	$ 430.1	$ 456.0	$ 412.4	$ 485.4	$ 1,783.9
Operating (loss) income	(2.3)	44.9	13.6	48.4	104.6
Income from discontinued operations, net of tax	2.2	4.1	92.7	134.4	233.4
Net income	61.5	28.8	105.4	190.9	386.6
Earnings per share:					
Basic	$ .74	$ .35	$ 1.27	$ 2.29	$ 4.64
Diluted	.74	.34	1.26	2.27	4.62
2005					
Revenues	$ 389.8	$ 428.7	$ 396.8	$ 457.6	$ 1,672.9
Operating income	12.2	31.4	9.4	43.1	96.1
Income from discontinued operations, net of tax	2.8	4.4	3.8	3.8	14.8
Net income	8.2	0.9	10.2	41.2	60.4
Earnings per share:					
Basic	$ .10	$ .01	$ .12	$ .50	$ .73
Diluted	.10	.01	.12	.49	.73

The following table sets forth certain items included in net income by quarter:

(in millions)	Quarters				
	First	Second	Third	Fourth	Year(*)
2006					
Restructuring and other items, net	$ (12.5)	$ (4.1)	$ -	$ (9.3)	$ (25.8)
Contract guarantee	62.6	-	-	-	62.6
Certain income tax matters	-	-	7.6	13.9	21.4
Gain on disposition of equity investments	-	-	-	14.3	14.3
Gain on sale of local media newspapers	-	-	-	132.1	132.1
Reversal of tax valuation allowance	-	-	89.4	-	89.4
Total	$ 50.1	$ (4.1)	$ 97.0	$ 151.0	$ 294.0
2005					
Restructuring and other items, net		$ (6.9)	$ -	$ -	$ (6.9)
Contract guarantee	$ (1.3)	(1.1)	(0.9)	(0.7)	(4.1)
Gain on disposition of cost investments	-	8.3	-	-	8.3
Certain income tax matters	-	-	1.1	8.9	10.0
Gain on disposition of equity investments	-	9.4	-	-	9.4
Restructuring by an equity investment	-	-	-	(1.3)	(1.3)
Write-down of equity investments	-	(36.7)	-	-	(36.7)
Total	$ (1.3)	$ (27.0)	$ 0.2	$ 6.9	$ (21.4)

(*) The sum of the individual amounts may not equal the total due to rounding.

Information for Shareholders

Comparison of 5-year Cumulative Total Return

Dow Jones & Co. vs. S&P 500 vs. Dow Jones U.S. Publishing Index (assuming investment of $100 on Dec. 31, 2001, and reinvestment of dividends)



EXECUTIVE AND OTHER CHANGES

Dow Jones made significant changes to its organizational structure in the first quarter of 2006, resulting in numerous executive changes.

L. **Gordon Crovitz** was named executive vice president of Dow Jones and president of the Consumer Media Group. In that group, **Todd H. Larsen** was named chief operating officer; **Paul Bascobert** joined in March as senior vice president for operations; **Brian Quinn** was named vice president at Dow Jones Online in July; and **Gordon McLeod** joined in August as president for Dow Jones Online.

Clare Hart joined in March as executive vice president of Dow Jones and president of the Enterprise Media Group. **Richard Hanks** was named chief operating officer for that group in January 2007.

John N. Wilcox was promoted to senior vice president of Dow Jones and president of the Local Media Group.

In the corporate group, General Counsel **Joseph A. Stern** was promoted to executive vice president; **Ann M. Sarnoff** joined in June as president for Dow Jones Ventures. **Paul J. Ingrassia** took up new responsibility as vice president, news strategy; **William B. Plummer** began in September as executive vice president and chief financial officer; and **Jorge L. Figueredo** was named senior vice president for human resources in February 2007.

* * *

On the board of directors, **Peter R. Kann**, the chairman of the board, as well as **Irvine O. Hockaday Jr.** and **William C. Steere Jr.** are scheduled to retire effective with the April 2007 annual meeting.

ANNUAL MEETING

The annual meeting of stockholders will be held at 11 a.m. on April 18, 2007, 26th Floor Auditorium, American Express Building, 3 World Financial Center, 200 Vesey St., New York, N.Y.

REGISTRAR & TRANSFER AGENT

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, N.J. 07606-1915
(800) 851-4228
(201) 329-8660 from outside the U.S.

Mellon Investor Services offers Investor Service Direct®, providing registered shareholders with account access and information over the Internet at https://vault.melloninvestor.com/isd. Registered shareholders may use this site to enter changes to basic account information such as address and phone number.

INVESTOR SERVICES PROGRAM

For the convenience of its shareholders, Dow Jones offers an Investor Services Program, which is maintained by Mellon. The program provides Dow Jones shareholders with a comprehensive service that allows for the direct purchase or sale of shares, reinvestment or direct deposit of dividends and safekeeping, among other options.

The key features of the plan are:

Dividend Reinvestment
You may elect to reinvest dividends on all or a portion of your holdings, so long as the portion elected under dividend reinvestment is ten (10) shares or more.

Direct Deposit of Cash Dividends
You may have cash dividends electronically deposited directly into your checking account.

Safekeeping
You may send your stock certificates to the transfer agent for safekeeping. A statement of holdings will be sent after each transaction.

Direct Purchase & Sale of Stock
Initial or additional shares may be purchased by check or by automatic deduction from a checking account, and shares may be sold through the program.

Fees currently in effect for cash purchase and stock sale are listed in the Investor Services Program brochure along with a summary of program features, terms and conditions. Enrollment forms are included.

There is no fee to enroll in the Investor Services Program nor to participate in the dividend reinvestment, direct deposit or safekeeping services. To receive the Investor Services Program brochure and an enrollment card, call the Mellon fulfillment center at (800) 842-7629,
call (201) 329-8660 from outside the U.S. or
write to: Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, N.J. 07606-1938
www.melloninvestor.com

INVESTOR RELATIONS

Investors requesting financial information or who have questions about the Company may contact Mark Donohue, director of investor relations, at (609) 520-5660 or via email at InvestorRelations@dowjones.com.

You can also write to him at:
Dow Jones & Company
4300 North Route 1
South Brunswick, N.J. 08852

NYSE CERTIFICATION

In accordance with the rules of the NYSE, on May 11, 2006, the Company's CEO certified to the NYSE that as of such date he was not aware of any violation by Dow Jones of the NYSE's corporate governance listing standards.

SEC CERTIFICATIONS

The Company filed the CEO and CFO certifications required by the Sarbanes-Oxley Act of 2002 as exhibits to the 2006 Annual Report on Form 10-K.

CORPORATE HEADQUARTERS

Dow Jones & Company
1 World Financial Center
200 Liberty St.
New York, N.Y. 10281
(212) 416-2000

SHAREHOLDER INFORMATION

Stock Exchange: NYSE
Stock Symbol: DJ
Web Site: www.dowjones.com
NAICS Code: 51111 Newspaper Publishers
Fiscal Year End: December 31

The Dow Jones 2006 Annual Report and related financial information also are available in the Investor Relations section of our Web site at www.dowjones.com.

Design: Torrisi Design Associates, Inc., New York City

DOWJONES

Dow Jones & Company
1 World Financial Center
200 Liberty St.
New York, N.Y. 10281

www.dowjones.com

END